Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The preparation and presentation of the accompanying consolidated financial statements of Alcanna Inc. (“the Company”), which have been prepared in accordance with International Financial Reporting Standards, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Alcanna Inc.’s financial position, financial performance and cash flows. The Company’s accounting procedures and related systems of internal controls are designed to provide reasonable assurance that its assets are safeguarded and its financial information is reliable.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s external auditor. The external auditor is responsible for examining the consolidated financial statements and expressing its opinion on the fairness of the financial statements in accordance with International Financial Reporting Standards. The auditor’s report outlines the scope of its audit examination and states its opinion.

The Board of Directors, through the Audit Committee, is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Audit Committee meets regularly with management and the external auditor to satisfy itself that each group is discharging its responsibilities with respect to internal controls and financial reporting. The Audit Committee reports its findings to the Board of Directors for their consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditor has full and open access to the Audit Committee, with and without the presence of management. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditor.

Signed “Zachary George”	Signed “Jim Keough”
Zachary George	Jim Keough
Chief Executive Officer	Chief Financial Officer

Report of Independent Auditors

To the Shareholder of Alcanna Inc.

Opinion

We have audited the accompanying consolidated financial statements of Alcanna Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of changes in equity, profit and loss, comprehensive income and loss, and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, 12-months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

PricewaterhouseCoopers LLP

Stantec Tower, 10220 103 Avenue NW, Suite 2200, Edmonton, Alberta, Canada T5J 0K4

T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Edmonton, Alberta, Canada
September 19, 2022

Alcanna Inc.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	Note	As at December 31, 2021 $	As at December 31, 2020 $
Assets
Current assets:
Cash		42,808	60,885
Receivables	27	1,517	3,260
Income taxes recoverable		34	5,194
Inventory	6	95,794	88,542
Prepaid expenses and deposits		4,311	5,436
Assets held for sale	5	—	35,935

		144,464	199,252
Deposits		1,229	975
Deferred tax assets	15	7,699	17,637
Property and equipment	7	86,021	74,074
Intangible assets	8	5,374	6,328
Right-of-use assets	9	175,937	174,451
Goodwill	10	33,869	14,599

		454,593	487,316

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	27	24,955	32,103
Redemption obligation	11	—	1,128
Current portion of lease liabilities	9	18,101	15,703
Warrant liabilities	17	81	—
Liabilities directly associated with assets held for sale	5	—	13,483

		43,137	62,417
Long-term debt	12	—	75,883
Lease liabilities	9	217,536	219,301

		260,673	357,601

Shareholders’ equity:
Equity attributable to shareholders		162,711	129,592
Equity attributable to non-controlling interests	4, 19	31,209	123

		193,920	129,715

		454,593	487,316

Subsequent events	29

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Signed “Bryan Pinney”	Signed “Zachary George”
Bryan Pinney	Zachary George
Director	Director

Alcanna Inc. | 2021 Consolidated Financial Statements	1

Alcanna Inc.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to Shareholders of the Company
	Share capital (note 16) $	Equity component of convertible debentures $	Contributed surplus $	Accumulated other comprehen- sive income $	Deficit $	Total $	Non- controlling interest (note 19) $	Total equity $
Opening balance – January 1, 2020	384,181	3,006	188,829	13,846	(515,839)	74,023	694	74,717

Net earnings (loss) for the year	—	—	—	—	68,268	68,268	(127)	68,141
Foreign currency translation adjustment	—	—	—	464	—	464	—	464

Comprehensive income (loss) for the period	—	—	—	464	68,268	68,732	(127)	68,605

Transaction with non-controlling interests (note 4)	13,000	—	(12,654)	—	—	346	(346)	—
Share-based payments	—	—	801	—	—	801	—	801
Dividends declared by subsidiaries	—	—	—	—	—	—	(98)	(98)
Reclassification of accumulated translation differences on sale (note 5)	—	—	—	(14,310)	—	(14,310)	—	(14,310)

Transactions with owners	13,000	—	(11,853)	(14,310)	—	(13,163)	(444)	(13,607)

Balance – December 31, 2020	397,181	3,006	176,976	—	(447,571)	129,592	123	129,715

Net earnings and comprehensive income (loss) for the year	—	—	—	—	38,576	38,576	(6,709)	31,867

Business combination (note 4)	—	—	200	—	—	200	22,750	22,950
Issuance of common shares by subsidiaries, net of share issuance costs (note 4)	—	—	23,148	—	—	23,148	15,099	38,247
Share-based payments (note 22)	—	—	1,771	—	—	1,771	—	1,771
Settlement of equity-based payments	203	—	(932)	—	—	(729)	—	(729)
Repurchase of common shares through substantial issuer bid, net of transaction costs (note 16)	(38,144)	—	7,772	—	—	(30,372)	—	(30,372)
Redemption of convertible unsecured subordinated debentures (note 12)	25	(3,006)	3,006	—	—	25	—	25
Warrants transferred to contributed surplus (note 17)	—	—	1,121	—	—	1,121	—	1,121
Repurchase of common shares through normal course issuer bid, net of transaction costs (note 16)	(948)	—	327	—	—	(621)	—	(621)
Dividends declared by subsidiaries	—	—	—	—	—	—	(54)	(54)

Transactions with owners	(38,864)	(3,006)	36,413	—	—	(5,457)	37,795	32,338

Balance – December 31, 2021	358,317	—	213,389	—	(408,995)	162,711	31,209	193,920

The accompanying notes are an integral part of these consolidated financial statements.

Alcanna Inc. | 2021 Consolidated Financial Statements	2

Alcanna Inc.

Consolidated Statements of Profit and Loss

Years Ended December 31, 2021 and 2020

(in thousands of Canadian dollars, except for per share amounts)

	Note	2021 $	2020 $
Sales		726,272	680,291
Cost of sales		567,985	522,234

Gross margin		158,287	158,057
Selling and distribution expenses	24	92,600	86,598
Administrative expenses	25	32,757	24,263

Operating profit before depreciation, remeasurements and other costs		32,930	47,196
Depreciation and amortization		33,773	29,030
Impairment, lease remeasurements and other costs	21	2,453	(4,482)

Operating (loss) profit		(3,296)	22,648
Finance costs	13	19,468	21,877
Net loss on foreign exchange from financing activities		77	163
Net (gain) loss on fair value adjustments	14	(105)	2,393

Loss before income taxes		(22,736)	(1,785)

Income tax expense (recovery)
Current	15	545	(5,565)
Deferred	15	4,779	(5,931)

		5,324	(11,496)

Net (loss) earnings from continuing operations		(28,060)	9,711
Net earnings from discontinued operations	5	59,927	58,430

Net earnings for the year		31,867	68,141

Net earnings (loss) attributable to:
Equity shareholders		38,576	68,268
Non-controlling interest		(6,709)	(127)

		31,867	68,141

Per share data attributable to equity shareholders
Basic (loss) earnings per share from continuing operations	20	(0.57)	0.25
Diluted (loss) earnings per share from continuing operations	20	(0.57)	0.24
Basic earnings per share	20	1.02	1.72
Diluted earnings per share	20	1.02	1.69

The accompanying notes are an integral part of the consolidated financial statements.

Alcanna Inc. | 2021 Consolidated Financial Statements	3

Alcanna Inc.

Consolidated Statements of Comprehensive Income and Loss

Years Ended December 31, 2021 and 2020

(in thousands of Canadian dollars)

	Note	2021 $	2020 $
Net earnings for the year		31,867	68,141
Other comprehensive income
Items that may be reclassified subsequently to net earnings:
Discontinued operations:
Currency translation difference on foreign subsidiaries	5	—	464

Comprehensive income for the year		31,867	68,605

Comprehensive income (loss) attributable to:
Equity shareholders		38,576	68,732
Non-controlling interest		(6,709)	(127)

		31,867	68,605

Comprehensive income (loss) attributable to:
Continuing operations		(28,060)	9,711
Discontinued operations	5	59,927	58,894

		31,867	68,605

The accompanying notes are an integral part of the consolidated financial statements.

Alcanna Inc. | 2021 Consolidated Financial Statements	4

Alcanna Inc.

Consolidated Statements of Cash Flows

Years Ended December 30, 2021 and 2020

(in thousands of Canadian dollars)

	Note	2021 $	2020 $
Cash provided by (used in)
Operating activities:
Net earnings for the year		31,867	68,141
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation of property and equipment	7	15,203	14,860
Depreciation of right-of-use assets	9	17,757	18,310
Amortization of intangible assets	8	813	494
Amortization of financing charges	13	86	259
Gain on sale of discontinued operations before income tax and other adjustments	5	(62,453)	(38,724)
Non-cash interest on convertible debentures	13	1,656	1,498
Non-cash acquisition related expense	21	1,175	—
Lease remeasurement	9	(3,794)	(6,660)
Provision (recovery on) for impairment of intangible assets, property and equipment and right-of-use assets, net	21	5,072	(2,878)
Fair value adjustments	14	(105)	2,393
Deferred income tax	15	9,938	(2,977)
Reclassification of accumulated translation differences from other comprehensive income	5	—	(4,383)
Equity-settled share-based payments		1,042	801
Other		—	(713)

Cash provided by operating activities before changes in non-cash working capital		18,257	50,421
Net change in non-cash working capital items	26	(11,875)	(3,083)

		6,382	47,338

Investing activities:
Purchase of property and equipment		(23,435)	(13,405)
Purchase of intangible assets		(202)	(337)
Proceeds on sale of liquor stores		2,157	2,304
Net cash proceeds received on sale of discontinued operations	5	87,222	46,393
Redemption obligation payment	11	(1,085)	(823)
Business combination, cash acquired	4	406	—

		65,063	34,132

Financing activities:
Principal portion of lease payments	9	(17,879)	(21,017)
Proceeds from long-term debt		21,376	51,702
Repayments of long-term debt		(21,576)	(62,545)
Redemption of convertible unsecured subordinated debentures	12	(77,600)	—
Shares repurchased and cancelled – substantial issuer bid	16	(30,372)	—
Shares repurchased and cancelled – normal course issuer bid	16	(621)	—
Dividends paid to non-controlling interest by subsidiaries		(54)	(98)
Issuance of common shares by subsidiaries, net of cash share issuance costs	4	37,116	—

		(89,610)	(31,958)

Foreign exchange loss on cash held in foreign currency		—	(404)

(Decrease) increase in cash		(18,165)	49,108
Cash and restricted cash – Beginning of year(i)		60,973	11,865

Cash and restricted cash – End of year(i)		42,808	60,973

(i)	Included in cash as at December 31, 2021 is $nil (2020—$88) of cash held for sale (note 5c) and $nil (2020 - $235) of restricted cash.

The accompanying notes are an integral part of the consolidated financial statements.

Alcanna Inc. | 2021 Consolidated Financial Statements	5

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

1	Nature of the business

Alcanna Inc. (the “Company” or “Alcanna”) was incorporated under the Canada Business Corporations Act. The address of the Company’s registered office is 101, 17220 Stony Plain Road, Edmonton, Alberta. The Company’s Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “CLIQ”.

The Company’s principal activities are the retailing of wines, beers and spirits (“Liquor Operations”). As at December 31, 2021, the Company operated 170 (December 31, 2020 – 205) retail liquor stores, of which 169 (December 31, 2020 – 181) were in Alberta and one (December 31, 2020 – 24) in British Columbia. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”)(TSX: NOVC), whose principal activities are the retailing of cannabis (“Cannabis Operations”). As at December 31, 2021, Nova operated 74 (December 31, 2020 – 34) retail cannabis stores, of which 57 (December 31, 2020 – 33) were in Alberta, 16 (December 31, 2020 – one) in Ontario, and one (December 31, 2020 – nil) in Saskatchewan.

On October 7, 2021, Alcanna entered into an arrangement agreement, which was subsequently amended on January 6, 2022 with Sundial Growers Inc. to complete a court-approved plan of arrangement under the Canada Business Corporations Act. Refer to note 29 for additional details.

On March 22, 2021, the Company closed the business combination agreement with YSS Corp. (“YSS”) that was executed on January 18, 2021, and the following events took place:

•

The Company and YSS Corp. closed the business combination agreement, whereby Alcanna sold all of the issued and outstanding partnership units of Alcanna Cannabis Stores Limited Partnership (“ACS LP”) and its general partner, Alcanna Cannabis Stores GP Inc. (“ACS GP”) (together with ACS LP, the “ACS Entities”), both wholly owned subsidiaries of the Company, and in exchange received 35,750,000 common shares of Nova (“Nova Shares”) (the “Nova Transaction”). Following closing of the Nova Transaction but prior to giving effect to the Concurrent Financing, as defined below, the former YSS Corp. shareholders held approximately 17.5% and Alcanna held approximately 82.5%, respectively, of the Nova Shares, calculated on a basic non-diluted basis.

For accounting purposes, the Nova Transaction constituted a reverse acquisition that involved a change of control of Nova Cannabis Inc. (formerly YSS Corp.). Based on the guidance in IFRS 3, Business Combinations, it was determined that Nova Cannabis Inc. (formerly YSS Corp.) was the accounting acquiree and Alcanna was the accounting acquirer, as Alcanna, the sole partner of ACS LP, controlled Nova upon completion of the Nova Transaction. Refer to note 4 for further information.

•

In connection with the Nova Transaction, Nova completed a brokered private placement of 13,334,000 Nova Shares at a price of $3.00 per common share for aggregate proceeds of $40,002 (the “Concurrent Financing”). Refer to note 4c for further information.

•

The ACS Entities underwent a name change to Nova Cannabis Stores Limited Partnership (“NCS LP”) and its general partner, Nova Cannabis Stores GP Inc. (“NCS GP”) (together with NCS LP, the “NCS Entities”).

The common shares of Nova began trading on the TSX Venture Exchange in substitution of the common shares of YSS Corp. on March 24, 2021 under the trading symbol “NOVC”. On July 15, 2021, Nova Shares began trading on the TSX under the same trading symbol and were concurrently delisted from the TSX Venture Exchange.

During the year ended December 31, 2021, the Company completed a series of asset purchase agreements for the sale of the Company’s remaining convenience-format retail liquor stores in British Columbia. As a result of these events and the decision to sell, the Company has exited the convenience-format retail liquor store business in British Columbia and has classified the results of the British Columbia Operations, defined in note 5, as discontinued operations.

Alcanna Inc. | 2021 Consolidated Financial Statements	6

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The consolidated financial statements (the “financial statements”) were approved and authorized for issuance by the Board of Directors on September 19, 2022.

2	Basis of preparation

a)	Statement of compliance and significant accounting policies

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of measurement

The financial statements have been prepared under the historical cost convention, except for the derivative warranty liabilities, redemption obligation, and the Directors’ deferred share units and cash-settled awards under the incentive award plan, which are measured at fair value. Assets and liabilities held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

c)	Basis of consolidation

These financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases to exist.

All subsidiaries, with the exception of holding companies, are retailers of wine, beer, spirits and cannabis. The financial statements of the subsidiaries are prepared under the same reporting period as the Company, using consistent accounting policies. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation. The Company applies the direct method of consolidation.

Non-controlling interests (“NCI”) represent equity interest in subsidiaries owned by outside parties. The Company recognizes NCI in an acquired entity at fair value or at the NCI proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. The fair value or share of net identifiable assets of subsidiaries attributable to NCI are presented as a component of equity. Their share of the subsidiary’s net earnings (loss) is recognized directly in equity. Changes in the Company’s ownership interest in its subsidiaries that do not result in a loss of control are accounted for as equity transactions.

d)	Significant estimates and assumptions

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Management has considered the impacts of the COVID-19 pandemic in making the judgements, estimates, and assumptions used in these financial statements, and gave specific consideration to the fact that the severity and

Alcanna Inc. | 2021 Consolidated Financial Statements	7

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

duration of the COVID-19 pandemic are unknown. Management will continue to monitor and assess the impact of the pandemic on its judgements, estimates, assumptions, accounting policies and amounts recognized in these financial statements, including, but not limited to, impairment of property and equipment, intangible assets, right-of-use assets, and goodwill.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities within the next financial year are discussed below.

Estimates:

i)	Impairment of non-financial assets

The Company reviews goodwill and intangible assets with indefinite lives at least annually, and other non-financial assets when there is any indication that the asset may be impaired. The recoverable amounts of cash-generating units (“CGU”) have been determined, where applicable, using discounted cash flow models that require assumptions about future cash flows and discount rates.

Refer to notes 10 and 21 for further details regarding estimation of recoverable amounts.

ii)	Deferred taxes

Determining deferred taxes involves a number of assumptions and variables that could reasonably change, including: the useful lives of recorded property and equipment and definite life intangible assets that determine the amount of amortization recorded thereon, the amount of discretionary tax deductions the Company will claim from its existing tax depreciation pools, the rates of tax applicable to various jurisdictions in which the Company is taxable, the allocation of taxable income to those jurisdictions, and the acceptance of the Company’s tax filing positions by taxation authorities. Changes in these assumptions and variables, which are re-evaluated at each Consolidated Statement of Financial Position date, could result in changes in the recorded amount of deferred taxes and these changes could be material.

Deferred tax assets are assessed to determine the likelihood that they will be realized from future taxable income. Details of tax losses expected to be utilized on the basis of future taxable income are provided in note 15.

iii)	Net realizable value of inventory

Inventories are carried at the lower of cost and net realizable value, which requires the Company to utilize estimates related to fluctuations in future retail prices, seasonality and costs necessary to sell the inventory.

iv)	Business combinations

The Company applies judgment on the recognition and measurement of assets acquired and liabilities assumed, and estimates are used to calculate and measure such adjustments. In measuring the fair value of the acquiree’s assets and liabilities, management uses estimates about future cash flows and discount rates. Any measurement changes after initial recognition would affect the measurement of goodwill.

Alcanna Inc. | 2021 Consolidated Financial Statements	8

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

v)	Provisions

The Company evaluates all provisions at each reporting date. These provisions can be significant and are prepared using estimates of the costs of future activities. In certain instances, management may determine that these provisions are no longer required or that certain provisions are insufficient as new events occur or as additional information is obtained. Provisions are separately identified and disclosed in the Company’s financial statements. Changes to these estimates may affect the value of provisions, net loss, and comprehensive loss in future periods.

vi)	Leases

The Company estimates the incremental borrowing rate used to measure the lease liability for each lease contract. This includes estimation in determining the asset-specific security impact. There is also estimation uncertainty arising from certain leases containing variable lease terms that are linked to operational results.

Assumptions:

i)	Consolidation

The Company uses judgment in determining the entities that it controls and therefore consolidates. The Company controls an entity when the Company has the existing rights that give it the ability to direct the activities that significantly affect the entitiy’s returns. The Company consolidates all of its wholly owned subsidiaries. The Company also consolidates Nova as the Company’s interest in Nova was determined to provide control. Judgment is applied in determining whether the Company controls the entities in which it does not have full ownership rights. Most often, judgment involves reviewing contractual rights to determine if rights are participating (giving power over one entity) or protective rights (protecting the Company’s interest without giving it power).

ii)	Valuation of non-financial assets

Management is required to use judgment in determining the grouping of assets to identify cash generating units (“CGU”) for the purposes of testing non-financial assets for impairment. As the grouping of CGUs determines the level at which non-financial assets are tested for impairment, the grouping of CGUs can impact the outcome of impairment testing. For the purpose of goodwill and indefinite life intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and indefinite life intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.

iii)	Assets held for sale and discontinued operations

The Company applies judgment in determining whether non-current assets and disposal groups meet the criteria to be classified as held for sale. Operations associated with a disposal group that meet the criteria as held for sale, are required to classify its assets and liabilities as held for sale.

iv)	Leases

The Company estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option by assessing relevant factors such as store profitability. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Potential future cash outflows have not been included in the lease liability because it is not reasonably certain that the lease will be extended. The assessment of the lease term is reviewed if a significant event or a significant change in circumstances occurs, which affects this assessment and that is within the control of the lessee.

Alcanna Inc. | 2021 Consolidated Financial Statements	9

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

3	Summary of significant accounting policies

a)	Revenue recognition

Revenue is generated from sales to customers, through retail stores for liquor and cannabis products. Revenue from retail sales is recognized at the point of sale.

b)	Cash and restricted cash

Cash consists of cash on hand, credit card deposits in transit and demand deposits held with banks.

Restricted cash represents cash held by an unincorporated silo entity controlled by the Company, that was not available for general use by other entities within the Company.

c)	Inventory

Inventory consists primarily of liquor, cannabis and related merchandise for resale and is valued at the lower of cost, determined using the weighted average method, and net realizable value. Net realizable value is the estimated selling price less applicable selling costs. All inventories are finished goods. Write-downs to net realizable value may be reversed in a subsequent period if circumstances that previously caused a write-down no longer exist.

d)	Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment charges. Depreciation is calculated using the straight-line method over the estimated useful lives of assets. Property and equipment under construction, and not yet available for use, are not depreciated until they are available for use. Depreciation methods and useful lives are reviewed at each financial year-end and are adjusted for, as required, prospectively. Estimated useful lives are as follows:

Leasehold improvements	Lesser of lease term and useful life
Fixtures and equipment	5 - 10 years
Vehicles	5 years

The Company tests its property and equipment for impairment when events and circumstances warrant such a review, as described in note 3h.

e)	Intangible assets

Intangible assets, consisting of retail liquor and cannabis licenses, trade names, and software, are recorded at cost.

i)

Retail liquor and cannabis licenses to operate retail stores have an indefinite life and are therefore not amortized. These retail licenses do not expire, but rather are subject to an administrative extension process each year indefinitely.

ii)	Trade names have an indefinite life and are not amortized as there is no foreseeable limit on the period of time over which they are expected to contribute to the net cash flows of the Company.

Alcanna Inc. | 2021 Consolidated Financial Statements	10

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

iii)

Software is comprised of acquired licenses, which have finite lives and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the life of the license.

iv)	Intangible assets under development are not amortized when under development, but once ready for use, will be amortized according to the relevant category discussed above.

The Company assesses the carrying value of finite life intangible assets for impairment when events or circumstances warrant such a review as described in the “Impairment of non-financial assets” policy. Useful lives, residual values and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

The Company assesses the carrying value of indefinite life intangible assets for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable as described in the “Impairment of non-financial assets” policy.

f)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	The contract involves the use of an identified asset;

•	It has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

•	It has the right to direct the use of the assets.

Lessee accounting

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use. Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to net earnings (loss) over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Lease payments included in the measurement of the lease liability include the net present value of the following:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that are based on an index or a rate;

•	Amounts expected to be payable by the lessee under residual value guarantee;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used. The incremental borrowing rate is the rate that the lessee would have to pay to borrow at prevailing interest rates, market precedents and the Company’s specific credit spread on similar terms and security.

Alcanna Inc. | 2021 Consolidated Financial Statements	11

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Right-of-use assets are initially measured at cost, comprising the following:

•	The amount of the initial measurement of the lease liability;

•	Any lease payments made on or before the commencement date, less any lease incentives received;

•	Any initial direct costs; and

•	Restoration costs.

The right-of-use assets are typically depreciated on a straight-line basis over the lease term unless the Company expects to obtain ownership of the leased asset at the end of the lease. The lease term consists of:

•	The non-cancellable period of the lease;

•	Periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	Periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.

If the Company expects to obtain ownership of the leased asset at the end of the lease, the Company depreciates the right-of-use asset over the underlying asset’s estimated useful life. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

After the commencement date of a lease contract, remeasurements of a lease liability result from either a lease modification or reassessment. A change in the scope of a lease contract, or the consideration for a lease, that was not part of its original terms and conditions is considered a lease modification. A lease modification is assessed to determine whether it meets the criteria of a separate lease that would require a separate right-of-use asset and a corresponding lease liability at the effective date of the modification. If the lease modification is not a separate lease, the Company remeasures the lease liability to reflect changes to the lease payments and adjusts the carrying amount of the right-of-use asset. If the carrying amount of the right-of-use asset has already been reduced to zero, the Company recognizes the remaining amount of the remeasurement in the determination of net earning (loss). A lease reassessment takes place when there are changes in the lease payments based on contractual clauses included in the original contract. For lease reassessments, the lease liability is remeasured to reflect changes to the lease payments and adjusts the carrying amount of the right-of-use asset. If the carrying amount of the right-of-use asset has already been reduced to zero, the Company recognizes the remaining amount of the remeasurement in the determination of profit or loss.

g)	Business combinations and goodwill

Acquisitions

Acquisitions of businesses and subsidiaries that meet the definition of a business are accounted for using the acquisition method. The consideration of an acquisition is measured as the fair value of the identifiable assets given, equity instruments issued, and liabilities incurred or assumed at the date of acquisition in exchange for control of the acquired business. Acquisition-related costs are recognized into net earnings (loss) as incurred, other than those associated with the issue of debt or equity securities.

Goodwill

Goodwill reflects the excess of the consideration transferred, amount of non-controlling interest in the acquired entity, and the acquisition-date fair value of any prior equity interest in the acquired entity over the fair value of the net identifiable assets acquired.

Alcanna Inc. | 2021 Consolidated Financial Statements	12

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Goodwill is not amortized but is assessed for impairment at least annually or when events and circumstances indicate that the carrying value may not be recoverable as described in the “Impairment of non-financial assets” policy.

h)	Impairment of non-financial assets

At each Consolidated Statement of Financial Position date, the Company reviews the carrying value of its non-financial assets, other than inventories and deferred tax assets, to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its estimated recoverable amount to its carrying value. Goodwill and indefinite life intangible assets are tested for impairment at least annually.

For the purpose of impairment testing, assets are grouped together in the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a CGU. The Company has determined the following CGUs for purposes of impairment testing:

i)	Property and equipment, right-of-use assets and retail liquor and cannabis licenses: each separate store location is a distinct CGU.

ii)	Goodwill, trade names and other intangible assets: grouped at the lowest level at which these assets are monitored for internal management purposes.

(1)	Goodwill relates to the liquor CGU grouping and the cannabis CGU grouping (2020 – Alberta liquor CGU grouping).

(2)	Trade names and other intangible assets relate to the liquor CGU grouping (2020 – Alberta liquor CGU grouping).

Corporate assets, which include head office facilities and warehouses, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of a CGU or CGU grouping is the higher of its estimated value in use (“VIU”) and its estimated fair value less costs of disposal (“FVLCD”). The VIU is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU group. The FVLCD is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying value of a CGU or CGU group exceeds its estimated recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying value of the non-financial assets in the CGU on a pro-rata basis. Any loss identified from goodwill impairment testing is first applied to reduce the carrying value of goodwill allocated to the CGU or CGU grouping, and then to reduce the carrying value of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis. Impairment losses are recognized through net earnings (loss).

Alcanna Inc. | 2021 Consolidated Financial Statements	13

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Goodwill is carried at cost less accumulated impairment charges adjusted for foreign exchange where applicable. An impairment loss with respect to goodwill is not reversed. For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of amortization, if no impairment loss had been recognized.

i)	Income tax

Current income tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at the end of the Consolidated Statement of Financial Position date, and any adjustment to tax payable in respect of prior years.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable earnings will be available against which any temporary differences and tax loss carryforwards can be utilized.

j)	Share-based payment plans

The Company’s share-based payments consist of a deferred share plan for the benefit of the Company’s Directors, and an incentive award plan comprised of restricted awards and performance awards for employees of the Company. These plans are further described in note 22.

i)	Equity-settled share-based payment plans

The Company’s equity-settled share-based payment plans include restricted awards and performance awards.

The fair value of the Company’s equity-settled restricted awards, as determined at the grant date, are expensed on a graded-vesting basis with a corresponding increase in equity. The fair value of the Company’s performance awards, as determined at the grant date, is expensed on a cliff-vesting basis with a corresponding increase in equity. The number of awards expected to vest is reviewed at least annually with any adjustments being recognized in the period they are determined.

Upon settlement of awards issued under equity-settled share-based payment plans, amounts previously recorded in equity reserves are recorded as an increase in share capital.

ii)	Cash-settled share-based payment plans

The Company’s cash-settled share-based payment plans include a deferred share plan for issuances by the Company and Nova.

The fair value of awards granted under these plans is recognized as an expense with a corresponding increase in the liability as employees become entitled to the payments. The liability is recorded in accounts payable and accrued liabilities. The fair value of the liability is re-measured at the end of each Consolidated Statement of Financial Position date and at the date of the settlement. Changes in fair value are recognized in net earnings (loss).

Alcanna Inc. | 2021 Consolidated Financial Statements	14

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

k)	Provisions

Provisions are liabilities of the Company for which the amount and timing of settlement is uncertain. A provision is recognized in the financial statements when the Company has a present legal or constructive obligation because of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

l)	Financial instruments

Financial assets measured at amortized cost are non-derivative financial assets with fixed or determinable payments and include cash and receivables. They are recognized initially at their face value, except when fair value is materially different, and are subsequently measured at amortized cost using the effective interest rate method, less a provision for impairment.

At each Consolidated Statement of Financial Position date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss model. The Company applies the IFRS 9 simplified approach to measuring the expected credit losses, which uses a lifetime expected loss allowance for all trade receivables, if applicable. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The loss provision is based on the timing of the groups along with individual assessments for balances owing. The amortized cost of the financial asset is reduced by impairment losses at an amount equal to the lifetime expected credit losses.

Accounts payable and accrued liabilities and redemption obligations are non-interest bearing and are recognized initially at their face amount, except when fair value is materially different, and are subsequently measured at amortized cost using the effective interest method. Long-term debt is recognized initially at fair value, net of any directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Derivative instruments are recognized at fair value in net earnings (loss) on the date the Company became party to the contract and were subsequently marked to market at each Consolidated Statement of Financial Position date with changes in fair value reported in net earnings (loss).

m)	Convertible debentures

The Company’s convertible debentures were classified as a financial liability with a portion of the proceeds representing the value of the conversion option bifurcated to equity. Transaction costs related to the convertible debenture issuance were initially recognized in the carrying value of the associated liability and were recognized in net earnings (loss) using the effective interest method. Upon conversion, portions of debt and the conversion option are transferred into common shares.

Alcanna Inc. | 2021 Consolidated Financial Statements	15

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

n)	Non-current assets (or disposal groups) held for sale and discontinued operations

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met when a sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and management is committed to the sale, which is expected to be completed within one year from the date of classification. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets are not depreciated once classified as held for sale.

A discontinued operation is a component of the Company’s business that has either been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes. Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation, the comparative Consolidated Statements of Profit and Loss and Comprehensive Income and Loss are restated as if the operation had been discontinued from the start of the comparative year. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount net of tax as net earnings (loss) from discontinued operations in the Consolidated Statements of Profit and Loss.

o)	Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). The financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Transactions in foreign currencies are translated at the actual rates of exchange. Monetary assets and liabilities denominated in foreign currencies at the Consolidated Statement of Financial Position date are translated into the Canadian dollar at the exchange rate for that date. Foreign exchange differences arising on translation are recognized in net earnings (loss). Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The financial statements of foreign subsidiaries whose unit of measure is not the Canadian dollar are translated into Canadian dollars using the exchange rate in effect at the Consolidated Statement of Financial Position date for assets and liabilities, and the average exchange rates for the period for revenue, expenses and cash flows. Foreign exchange differences arising on translation are recognized in accumulated other comprehensive income (loss) in equity.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to net earnings (loss) as part of the gain or loss on disposal.

Foreign exchange gains and losses arising from a receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in foreign operations, are recognized in other comprehensive income (loss) in the cumulate foreign currency translation differences.

p)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

Alcanna Inc. | 2021 Consolidated Financial Statements	16

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

q)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net earnings (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding for the period.

Diluted EPS is calculated by adjusting basic EPS for the effect of dilutive instruments, which may include equity-settled share-based payment plans and convertible debentures.

r)	Accounting standards and amendments issued but not yet effective

A number of new standards, amendments to standards and interpretations of standards have been issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee and are effective for annual reporting periods beginning on or after January 1, 2021, which the Company adopted and determined did not have a significant impact on these financial statements.

The Company has not early adopted the new standards, amendments to standards and interpretations of standards that become effective for annual reporting periods beginning on or after January 1, 2022 in preparing these financial statements, and does not expect the implementation of which to have a significant impact on its accounting policies unless noted otherwise below.

IAS 12 Amendments

In 2021 the IASB issued amendments to IAS 12 Income Taxes which revises the accounting treatment for deferred tax on transactions such as leases, whereby the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and is applied to the earliest comparative period presented. While early adoption is permitted, the Company does not intend to early adopt the amendments to IAS 12. The Company is currently assessing the impact of the amendments on its financial statements.

4	Business combinations

a)	Overview

On March 22, 2021, the Company closed the business combination agreement (the “Agreement”) with YSS Corp., who underwent a name change to Nova Cannabis Inc. upon closing of the Nova Transaction. Pursuant to the Agreement, the Company sold all the equity securities of the ACS Entities and in exchange, was issued 35,750,000 Nova Shares. Nova operates out of the Company’s registered office.

Management performed an analysis under IFRS 3, Business Combinations, and has determined that Alcanna is the accounting acquirer of Nova. As such, the Nova Transaction constitutes a reverse acquisition for accounting purposes. Therefore, Nova (formerly YSS Corp.), being the acquired enterprise for accounting purposes, has its assets and liabilities included in these financial statements at their fair value on the date of the Nova Transaction in accordance with IFRS 3.

Following closing of the Nova Transaction but prior to giving effect to the Concurrent Financing, discussed below, the former YSS Corp. shareholders held approximately 17.5% and Alcanna held approximately 82.5%, respectively, of the Nova Shares, calculated on a basic non-diluted basis.

Alcanna Inc. | 2021 Consolidated Financial Statements	17

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

b)	Purchase price allocation

The Nova Transaction has been accounted for using the acquisition method and reverse takeover accounting, whereby the assets and liabilities of the acquiree are recorded at their fair values, and the financial results from the former YSS Corp. operations subsequent to the Nova Transaction closing date, are included in these financial statements.

The following table summarizes the purchase consideration and purchase price allocation for the Nova Transaction, of the acquired assets and assumed liabilities at the date of acquisition:

Fair Value as at March 22, 2021 $
Purchase consideration:
Fair value of common shares retained by non-controlling interest	22,750
Fair value of YSS basic warrants revalued (note 17)	14
Fair value of YSS stock options revalued (note 18)	186

22,950

Net identifiable assets and liabilities:
Cash	406
Receivables	113
Inventory	884
Prepaid expenses and deposits	772
Long-term deposits	357
Property and equipment (note 7)	5,779
Right-of-use assets(i) (note 9)	10,647
Accounts payable and accrued liabilities(i)	(2,519)
Current portion of lease liabilities(i)	(1,012)
Warrant liabilities (note 17)	(1,531)
Term debt	(200)
Lease liabilities(ii)	(10,016)

Fair value of net identifiable assets acquired and liabilities assumed	3,680
Goodwill	19,270

22,950

(i)

During the year ended December 31, 2021, the following adjustments were made as a result of adjusting provisional fair values: right-of-use assets decreased by $328; accounts payable and accrued liabilities increased by $35; current portion of lease liabilities increased by $34; and lease liabilities decreased by $397. These adjustments were a result of the refinement of acquisition date fair values in relation to lease contracts acquired.

The fair value consideration for the Nova Transaction used in the purchase price allocation has been determined based on the fair value of the former YSS Corp. immediately after closing of the Nova Transaction. This was assessed as the 17.5% interest held by former YSS Corp. shareholders in the market capitalization of Nova, after completion of the business combination but prior to giving effect to the Concurrent Financing, of $130,000.

Goodwill is primarily attributable to the synergies expected to be achieved by integrating YSS Corp.’s retail cannabis business with the NCS LP operations after the Nova Transaction as well as the positive results expected to be achieved from rebranding the majority of the retail cannabis stores acquired by Nova to the new “Value Buds” banner. The entire amount of goodwill is not deductible for tax purposes.

Alcanna Inc. | 2021 Consolidated Financial Statements	18

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

From the Nova Transaction closing date to December 31, 2021, the former YSS Corp. operations contributed $24,439 of sales and $2,612 of net loss from continuing operations to Nova, of which approximately 63% is attributable to equity shareholders of the Company. If the Nova Transaction had been completed on January 1, 2021, the Company would have recognized consolidated pro-forma sales and net loss for the year ended December 31, 2021, adjusted for lower depreciation expense from the assets being recorded at fair value and to exclude duplicate transaction costs incurred by YSS Corp., of $731,946 and $29,254, respectively, which includes $674 in transaction costs incurred by Nova.

Transaction costs associated with the Nova Transaction incurred by Nova and Alcanna were $3,106, of which $910 was incurred during the year ended December 31, 2020 and $2,196 incurred during the year ended December 31, 2021. Transaction costs have been recognized within the “public company and advisory services” category of administrative expenses (note 25).

c)	Concurrent Financing

Effective February 11, 2021, Alcanna Cannabis Stores Finance Ltd. (“ACS FinCo”), a wholly owned subsidiary of NCS LP, completed the sale of an aggregate of 13,334,000 subscription receipts at a price of $3.00 per subscription receipt for aggregate proceeds of $40,002 in connection with the Nova Transaction. Immediately upon closing of the Nova Transaction, each subscription receipt converted into one common share of ACS FinCo and was subsequently exchanged for one Nova Share pursuant to an amalgamation of ACS FinCo and 2316416 Alberta Ltd., a wholly owned subsidiary of Nova (the “Amalgamation”).

Following completion of the Nova Transaction, including the Amalgamation and the Concurrent Financing, Alcanna held approximately 63% of the Nova Shares, and the former YSS Corp. shareholders and former holders of ACS FinCo subscription receipts held approximately 13% and 24%, respectively, of the Nova Shares, calculated on a basic non-diluted basis.

Transaction costs incurred by Nova to facilitate the Concurrent Financing include legal, accounting and agent fees. Transactions costs were $3,594 and comprise a cash payment to agents who facilitated the Concurrent Financing of $2,400, agent expenses of $129, compensation warrants of $653 granted to the agents (“Agent Warrants”) (note 17), and l egal and accounting fees of $412. Transaction costs associated with the Concurrent Financing are considered share-issuance costs and have been recognized in equity.

d)	Non-controlling interest

As at December 31, 2021, the Company held approximately 63% (2020 – nil) ownership in Nova through ownership of 35,750,000 Class A common shares. The publicly held interest in Nova is presented as a non-controlling interest through equity in the Company’s Consolidated Statements of Financial Position. Upon completion of the business combination, the Company elected to recognize the non-controlling interest in Nova at the fair value of the non-controlling interest’s ownership in Nova, which at the time was 17.5%, prior to giving effect to the Concurrent Financing. The fair value of the non-controlling interest in Nova, as a publicly traded company, was measured by applying a market approach and with reference to Nova’s share price on the day of the Nova Transaction of $3.00.

Subsequent transactions with non-controlling interests, including the issuance of additional Nova Shares through the Concurrent Financing, have been recognized as an adjustment to the non-controlling interest equal to the proportionate share of net assets given up to new shareholders. The difference between the value ascribed to the non-controlling interest and the fair value of consideration received has been recorded in contributed surplus attributable to shareholders of Alcanna.

Alcanna Inc. | 2021 Consolidated Financial Statements	19

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

e)	Transaction with non-controlling interests

On January 1, 2019, Liquor Stores Limited Partnership (“LSLP”), a wholly owned subsidiary of Alcanna, transferred the underlying net assets of 50 liquor stores into the Canadian Liquor Retailers Alliance (the “Alliance”), another wholly owned subsidiary of Alcanna, at cost. On January 14, 2019, the Alliance acquired, through a business combination, the underlying net assets of 12 operational liquor stores and 3 liquor stores under construction from Ace Liquor Corporation (“Ace”). The Alliance paid consideration in the form of $9,000 cash and 15,759,451 partnership units of the Alliance. As a result of the transaction, LSLP held 71% of the Alliance partnership units and Ace held 29% of the Alliance partnership units at the transaction date. Alcanna owns 100% of the common shares of the Alliance’s general partner.

On January 24, 2020, Alcanna acquired the remaining 29% of the partnership units issued by the Alliance from Ace in exchange for 2,927,928 common shares in the capital of Alcanna (the “Shares”). The transaction was valued at $13,000 with the Company issuing the Shares at a price of $4.44 per share. This transaction resulted in the Company owning 100% of the partnership units issued by the Alliance. Subsequent to the transaction, Ace owns approximately 7.3% of the Shares of Alcanna.

Immediately prior to the exchange, the carrying amount of the existing 29% non-controlling interest in the Alliance was $346. The Company recognized a decrease in non-controlling interests of $346 and a decrease in equity attributable to shareholders of $12,654. The effect on the equity attributable to the shareholders of the Company during the period is summarized as follows:

2020 $
Carrying amount of non-controlling interests acquired	346
Charge to contributed surplus	12,654
Share capital issued to non-controlling interests	(13,000)

5	Discontinued operations and assets held for sale

a)	Overview

Alaska Operations

On June 1, 2020, the Company sold its Alaska operations, which formed a portion of its Liquor Operations operating segment and consisted of 21 retail liquor stores and one distribution centre (the “Alaska Operations”). Net proceeds of $26,509 (US$19,449) were recorded on the sale, comprised of $29,714 (US$21,800) total proceeds under the terms of the agreement, net of cash disposed of $2,467 (US$1,810) and transaction costs of $738 (US$541). Net proceeds of $25,315 were received during the year ended December 31, 2020, and $1,194 received during the year ended December 31, 2021.

Alcanna Inc. | 2021 Consolidated Financial Statements	20

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The Company recognized a gain on the sale of the Alaska Operations within net earnings from discontinued operations as follows:

2020 $
Proceeds on disposal, net of cash disposed and transaction costs	26,509
Net assets disposed	(12,763)

Gain on sale before income tax and other adjustments	13,746

Reclassification of accumulated translation differences from other comprehensive income(b)	9,927
Income tax expense(i)	—

Gain on sale, net of tax	23,673

(i)	The Company recognized sufficient non-operating losses in prior years to apply against the taxable gain on sale, reducing the current income tax expense for the transaction to $nil.

The assets and liabilities disposed were as follows:

2020 $
Inventory	13,366
Other current assets	684
Property and equipment	4,680
Right-of-use assets	18,053
Intangible assets	10,656

Total assets	47,439

Accounts payable and accrued liabilities	9,149
Lease liabilities	25,527

Total liabilities	34,676

Total net assets	12,763

The results of the Alaska Operations have been classified as discontinued operations in Consolidated Statements of Profit and Loss and related note disclosures based on management’s determination that these operations constituted a major component of the Company’s operations. The comparative Consolidated Statements of Profit and Loss and related note disclosures have been restated to remove the results of the discontinued operations from continuing operations.

British Columbia Operations

On October 30, 2020, the Company sold 8 convenience-format retail liquor stores on Vancouver Island, British Columbia (the “Vancouver Island Disposal Group”), which formed a portion of its Liquor Operations operating segment. Net proceeds of $21,078 were recorded on the sale, comprised of $21,299 total proceeds under the terms of the agreement, net of cash disposed of $21 and transaction costs of $200.

In late 2020, the Company was approached by several parties interested in purchasing the remaining British Columbia retail stores. The strategic decision was made to enter into a series of asset purchase agreements, which were executed during the year ended December 31, 2021, with three parties for the sale of 23 convenience-format retail liquor stores across British Columbia (the “British Columbia Operations”). The stores previously formed a portion of the Company’s Liquor Operations operating segment.

Alcanna Inc. | 2021 Consolidated Financial Statements	21

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

On March 31, 2021, the Company completed the first of the three transactions whereby 19 convenience-format retail liquor stores in British Columbia were sold to Otter Home and Farm Co-operative and one store was closed. Net proceeds of $80,918 were recorded on the sale, comprised of $81,302 total proceeds under the terms of the agreement, net of cash disposed of $68 and transaction costs of $316.

On April 1, 2021, the company completed the second sale of one convenience-format retail liquor store in British Columbia. Total and net proceeds of $1,376 were recorded on the sale.

On April 12, 2021, the company completed the third and final sale of two convenience-format retail liquor stores in British Columbia. Net proceeds of $3,734 were recorded on the sale, comprised of $3,741 total proceeds under the terms of the agreement, net of cash disposed of $5 and transaction costs of $2.

The Company recognized a gain on the sale of the British Columbia Operations within net earnings from discontinued operations as follows:

	2021 $	2020 $
Proceeds on disposal, net of cash disposed and transaction costs	86,028	21,078
Net assets disposed	(23,575)	(6,027)

Gain on sale before income tax and other adjustments	62,453	15,051

Income tax expense(i)	5,159	—

Gain on sale, net of tax	57,294	15,051

(i)

The Company recognized deferred tax assets in the prior year, relating to capital losses expected to be utilized to reduce the taxable capital gain on the sale of the British Columbia Operations to nil. The deferred income tax expense recorded during the year ended December 31, 2021 is to recognize the reversal of this temporary difference.

The assets and liabilities disposed were as follows:

	2021	2020
	$	$
Inventory	9,523	2,232
Other current assets	486	135
Property and equipment	5,750	264
Right-of-use assets	2,691	469
Intangible assets	17,509	4,553

Total assets	35,959	7,653

Lease liabilities	12,384	1,626

Total liabilities	12,384	1,626

Total net assets	23,575	6,027

The results of the British Columbia Operations have been classified as discontinued operations in Consolidated Statements of Profit and Loss and related note disclosures based on management’s determination that these operations constituted a major component of the Company’s operations. The comparative Consolidated Statements of Profit and Loss and related note disclosures have been restated to remove the results of the discontinued operations from continuing operations.

Alcanna Inc. | 2021 Consolidated Financial Statements	22

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

b)	Reclassification of accumulated translation differences from other comprehensive income

In accordance with IAS 21, on disposal of the US Operations in 2020, the Company reclassified accumulated translation differences directly attributable to the US Operations of $9,927 from accumulated other comprehensive income to the gain recognized on the sale. Further, as part of the Company’s co-ordinated plan to exit all foreign operations, the Company dissolved its remaining US subsidiaries effective December 31, 2020, and reclassified the remaining accumulated translation differences attributable to those subsidiaries of $4,383 from accumulated other comprehensive income to net earnings from discontinued operations.

c)	Results of discontinued operations

A reconciliation of the major classes of line items constituting net earnings and comprehensive income (loss) from discontinued operations, inclusive of the Alaska Operations and British Columbia Operations, net of tax, as presented in the Consolidated Statements of Profit and Loss and Comprehensive Income and Loss is as follows:

	Note	2021 $	2020 $
Sales		20,743	163,512
Cost of sales		15,842	124,242

Gross margin		4,901	39,270
Selling and distribution expenses		2,431	18,509
Administrative expenses(i)		(292)	(261)

Operating profit before depreciation, remeasurements and other costs		2,762	21,022
Depreciation and amortization		—	4,634
Impairment, lease remeasurements and other costs		—	(5,056)

Operating profit		2,762	21,444
Gain on sale before income tax and other adjustments		(62,453)	(38,724)
Finance costs		129	3,167
Gain on realized foreign exchange		—	(4,383)

Profit before income taxes		65,086	61,384
Income tax expense	15	5,159	2,954

Net earnings from discontinued operations		59,927	58,430

Other comprehensive income		—	464

Comprehensive income		59,927	58,894

Based earnings per share from discontinued operations	20	1.59	1.47
Diluted earnings per share from discontinued operations	20	1.59	1.45

(i)	Included in administrative expenses from discontinued operations for the year ended December 31, 2021 is $370(2020 – $1,013) of other income.

Alcanna Inc. | 2021 Consolidated Financial Statements	23

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The net cash flows provided by (used in) the discontinued operations were as follows:

	2021 $	2020 $
Operating activities	494	3,532
Investing activities	87,131	44,078
Financing activities	(491)	(3,264)
Foreign exchange gain on cash held in foreign currency	—	464

d)	Assets held for sale

	2021 $	2020 $
Cash	—	88
Inventory	—	9,202
Prepaid expenses and deposits	—	270
Deposits	—	129
Property and equipment	—	5,660
Intangible assets	—	17,508
Right-of-use assets	—	3,078

Assets held for sale	—	35,935

Accounts payable and accrued liabilities	—	43
Lease liabilities	—	13,440

Liabilities directly associated with assets held for sale	—	13,483

6	Inventory

	2021 $	2020 $
Liquor inventory	86,065	84,875
Cannabis inventory	7,933	2,214
Merchandise and other inventory	1,796	1,453

	95,794	88,542

The cost of inventory recognized as an expense and included in cost of sales for the year ended December 31, 2021 was $567,783 (2020 – $521,964). Included in cost of sales are $202 (2020 – $270) in write-downs of inventory to estimated net realizable value. No inventory write-downs recognized in previous years were reversed in the current year. The Company’s inventory is included in the calculation of its credit facility borrowing base, under the terms of the Company’s credit facility (note 12).

Alcanna Inc. | 2021 Consolidated Financial Statements	24

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

7	Property and equipment

	Leasehold improvements	Fixtures and equipment	Vehicles	Total
Cost
Balance at January 1, 2021	68,618	59,866	2,149	130,633
Additions(i)	14,572	10,476	57	25,105
Acquired (note 4b)	3,707	2,072	—	5,779
Disposals	(6,641)	(8,790)	(242)	(15,673)

Balance at December 31, 2021	80,256	63,624	1,964	145,844

Accumulated depreciation and impairment losses
Balance at January 1, 2021	28,286	27,102	1,171	56,559
Depreciation	6,474	8,425	304	15,203
Impairment, net of reversals (note 21)	1,876	748	—	2,624
Disposals	(5,748)	(8,625)	(190)	(14,563)

Balance at December 31, 2021	30,888	27,650	1,285	59,823

Net book value
Balance at January 1, 2021	40,332	32,764	978	74,074

Balance at December 31, 2021	49,368	35,974	679	86,021

	Leasehold improvements	Fixtures and equipment	Vehicles	Total
Cost
Balance at January 1, 2020	94,190	74,060	2,455	170,705
Additions(i)	2,519	5,421	505	8,445
Disposals	(15,312)	(8,980)	(463)	(24,755)
Disposals on sale of discontinued operations (note 5)	(7,460)	(6,080)	(365)	(13,905)
Reclassification to assets held for sale (note 5)	(5,648)	(4,827)	—	(10,475)
Foreign currency translation	329	272	17	618

Balance at December 31, 2020	68,618	59,866	2,149	130,633

Accumulated depreciation and impairment losses
Balance at January 1, 2020	47,631	29,309	1,503	78,443
Depreciation	4,296	8,602	159	13,057
Depreciation from discontinued operations (note 5)	1,168	620	15	1,803
Disposals	(16,763)	(5,817)	(228)	(22,808)
Disposals on sale of discontinued operations (note 5)	(4,724)	(3,946)	(291)	(8,961)
Reclassification to assets held for sale (note 5)	(2,676)	(2,139)	—	(4,815)
Impairment reversals, net of impairment (note 21)	(845)	298	—	(547)
Foreign currency translation	199	175	13	387

Balance at December 31, 2020	28,286	27,102	1,171	56,559

Net book value
Balance at January 1, 2020	46,559	44,751	952	92,262

Balance at December 31, 2020	40,332	32,764	978	74,074

(i)

Expenditures for additions to property and equipment differ from cash used in the purchase or property and equipment per the Consolidated Statements of Cash Flows due to timing of cash payments compared to capitalization of assets.

Alcanna Inc. | 2021 Consolidated Financial Statements	25

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

As at December 31, 2021, the amount of property and equipment classified as under construction or development, and therefore not being depreciated, was $4,701 (2020—$1,068).

Included in property and equipment are fully depreciated assets with a cost of $19,192 (2020 – $21,022) that are still in use. During the year, the Company accelerated depreciation on the assets of stores where there was a change in estimated useful life because the store either underwent or was confirmed for renovation or closure. Depreciation expense related to the accelerated depreciation of such assets was $2,913 (2020 – $1,632).

8	Intangible Assets

	Software	Retail licenses	Trade names	Other	Total
Cost
Balance at January 1, 2021	6,439	1,951	1,513	484	10,387
Additions(i)	197	—	—	91	288

Balance at December 31, 2021	6,636	1,951	1,513	575	10,675

Accumulated amortization and impairment losses
Balance at January 1, 2021	1,661	1,071	1,093	234	4,059
Amortization	754	—	—	59	813
Impairment charges (note 21)	—	429	—	—	429

Balance at December 31, 2021	2,415	1,500	1,093	293	5,301

Net book value
Balance at January 1, 2021	4,778	880	420	250	6,328

Balance at December 31, 2021	4,221	451	420	282	5,374

Alcanna Inc. | 2021 Consolidated Financial Statements	26

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

	Software	Retail licenses	Trade names	Other	Total
Cost
Balance at January 1, 2020	6,105	47,083	1,515	495	55,198
Additions(i)	437	—	—	—	437
Disposals	(81)	(30)	(2)	(4)	(117)
Disposals on sale of discontinued operations (note 5)	(23)	(20,073)	—	(7)	(20,103)
Reclassification to assets held for sale (note 5)	—	(25,293)	—	—	(25,293)
Foreign currency translation	1	264	—	—	265

Balance at December 31, 2020	6,439	1,951	1,513	484	10,387

Accumulated amortization and impairment losses
Balance at January 1, 2020	1,261	13,945	1,095	181	16,482
Amortization	437	—	—	57	494
Disposals	(15)	—	(2)	(4)	(21)
Disposals on sale of discontinued operations (note 5)	(23)	(4,871)	—	—	(4,894)
Reclassification to assets held for sale (note 5)	—	(7,785)	—	—	(7,785)
Impairment charges (note 21)	—	1,042	—	—	1,042
Reversal of historical impairment charges on discontinued operations (note 5)	—	(1,260)	—	—	(1,260)
Foreign currency translation	1	—	—	—	1

Balance at December 31, 2020	1,661	1,071	1,093	234	4,059

Net book value
Balance at January 1, 2020	4,844	33,138	420	314	38,716

Balance at December 31, 2020	4,778	880	420	250	6,328

(i)

Expenditures for additions to intangible assets differ from cash used in the purchase of intangible assets per the Consolidated Statements of Cash Flows due to timing of cash payments compared to capitalization of assets.

Alcanna Inc. | 2021 Consolidated Financial Statements	27

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

9	Right-of-use asset and lease liabilities

The Company leases properties including various retail stores, warehouses and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but often have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Below is a summary of the activity related to the Company’s right-of-use assets for the years ended December 31, 2021 and 2020:

	2021 $	2020 $
Right-of-use assets, beginning of year	174,451	215,099
Net additions	18,115	13,138
Disposals on sale of discontinued operations (note 5)	—	(18,522)
Terminations and remeasurements	(6,816)	(447)
Terminations and remeasurements from discontinued operations (note 5)	—	(16,022)
Tenant inducement allowances	(684)	(373)
Right-of-use asset impairment (charges) recovery (note 21)	(2,019)	2,113
Acquisitions (note 4)	10,647	—
Right-of-use assets depreciation	(17,757)	(15,479)
Right-of-use assets depreciation from discontinued operations (note 5)	—	(2,831)
Reclassification to assets held for sale (note 5)	—	(3,078)
Foreign exchange and other from discontinued operations	—	853

Right-of-use assets, end of year	175,937	174,451

Below is a summary of the activity related to the lease liabilities for the years ended December 31, 2021 and 2020:

	2021 $	2020 $
Lease liabilities, beginning of year	235,004	305,188
Net additions	18,644	12,288
Disposals on sale of discontinued operations (note 5)	—	(27,153)
Terminations and remeasurements	(10,610)	(3,311)
Terminations and remeasurements from discontinued operations (note 5)	—	(19,818)
Acquisitions (note 4)	11,028	—
Tenant inducement allowances received	(550)	1,080
Accretion of lease liabilities (note 13)	16,230	15,947
Accretion of lease liabilities from discontinued operations (note 5)	—	3,167
Lease payments	(34,109)	(33,700)
Lease payments from discontinued operations (note 5)	—	(6,431)
Reclassification to liabilities directly associated with assets held for sale (note 5)	—	(13,440)
Foreign exchange and other from discontinued operations	—	1,187

Lease liabilities, end of year	235,637	235,004

Of which are:
Current lease liabilities	18,101	15,703
Non-current lease liabilities	217,536	219,301

	235,637	235,004

Alcanna Inc. | 2021 Consolidated Financial Statements	28

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The following table presents the maturity analysis of contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as of December 31, 2021:

	2022	2023	2024	2025	2026	2027 and thereafter
Leases	32,961	29,835	25,930	21,969	18,376	47,607

10	Goodwill

	2021 $	2020 $
Goodwill, beginning of year	14,599	14,599
Acquisitions (note 4)	19,270	—

Goodwill, end of year	33,869	14,599

Impairments

Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination. For the purposes of goodwill impairment testing, the Company has grouped its CGUs by operating segment before aggregation, with the CGU groupings being liquor and cannabis.

The recoverable amount of a CGU grouping is determined based on FVLCD using level 3 inputs (note 27). These calculations use projections over a five-year period based on financial budgets approved by senior management. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates do not exceed the long-term average growth rate for the retail industry in which the CGU grouping operates. The Company performs its annual impairment tests as of October 1 each year, or more frequently if there is any indication that goodwill may be impaired at the end of the reporting period.

Management performed the annual impairment test as of October 1, 2021 for both CGU groupings. The carrying amount of the goodwill allocated to the CGU groupings as at October 1, 2021 was $14,599 for liquor, and $19,270 for cannabis. Goodwill arising from the Nova Transaction (note 4) was allocated entirely to the cannabis CGU grouping. Testing indicated that the recoverable amount of both CGU groupings significantly exceeded the carrying value. No impairment charges were recorded to either CGU grouping for the years ended December 31, 2021 and 2020.

Significant assumptions used for the FVLCD calculations were as follows compared to the prior year:

	2021	2020	2021	2020
	Liquor	Liquor	Cannabis	Cannabis
Terminal growth rate	2.0%	2.0%	2.0%	N/A
Discount rate	11.6%	11.5%	13.3%	N/A

Alcanna Inc. | 2021 Consolidated Financial Statements	29

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The recoverable amounts were based on FVLCD using discounted cash flow methodology. The significant assumptions applied in the goodwill impairment tests are described below:

•

Cash flows: Estimated cash flows are based on forecasted earnings before interest, taxes, depreciation and amortization (“EBITDA”). The forecast is extended to a total of five years based on an analysis of the industries’ expected growth rates, historical and forecast volume changes, and inflation rates. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, contractual lease payments, and inflation

•

Liquor CGU grouping sales growth rates: Management determined forecasted growth rates of sales based on past performance and its expectations of future performance for each location Management’s forecast included a sales increase of 0% for 2022, followed by sales growth increases of 2.0% in subsequent years (2020 – 2.0%).

•

Cannabis CGU grouping sales growth rates: Management determined forecasted growth rates of sales based on past performance and its expectations of future performance for each location. Stores opened for less than one year as at October 1, 2021 were forecasted with a sales ramp-up period of 12 months before reaching targeted sales.

•

Discount rate: The weighted average cost of capital (“WACC”) was estimated based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields.

•

Terminal growth rate: Five years of cash flows have been included in the discounted cash flow models. Maintainable debt-free net cash flow beyond the forecast period is estimated to approximate the 2026 cash flows increased by a terminal growth rate of 2.0% (2020 – 2.0%) and is based on the industry’s expected growth rates, forecast inflation rates and management’s experience.

11	Redemption obligation

In 2019, the Company, through its wholly owned subsidiary, entered into a series of agreements (collectively, the “Agreement”) with a Retail Operator License holder (the “License Holder”), which permitted the use of the “Nova Cannabis” brand and provided financing, consulting and management services to one retail cannabis location in Toronto, Ontario (the “Ontario Retail Location”). Under the terms of the Agreement, upon the occurrence of certain events, the Company had an option to purchase the License Holder’s interest in the retail location for $1,750 plus customary adjustments at the time of purchase, or the License Holder had an option to sell its interest in the retail location to the Company for $1,000 plus customary adjustments at the time of sale. Either option was subject to regulations in place at the time of the purchase or sale, and approval by the Alcohol and Gaming Commission of Ontario (“AGCO”).

The specified assets and liabilities of the License Holder’s retail cannabis store were deemed a separate entity, referred to as an “unincorporated silo entity” (the “Silo Entity”) under IFRS 10, for which the Company controlled and therefore, consolidated, through its wholly owned subsidiary. The Partnership had recorded a redemption obligation on the Consolidated Statements of Financial Position equal to the accrued future distributions payable to the License Holder based on performance of the retail cannabis store. The redemption obligation balance bore no interest and was payable on demand.

Alcanna Inc. | 2021 Consolidated Financial Statements	30

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

In 2020, certain events occurred that were required per the Agreement in order for the Company or the License Holder to exercise their option to purchase or sell the interest in the Ontario Retail Location. Upon occurrence of these events, the Company recorded a put option liability recognized within the redemption obligation balance in the Consolidated Statements of Financial Position.

On November 9, 2020, the License Holder exercised the option to sell its interest in the Ontario Retail Location to the Company for $1,000 plus customary adjustments at the effective date of the sale. On May 11, 2021, the Company entered into an asset purchase agreement (“Purchase Agreement”) to purchase the Ontario Retail Location from the License Holder. Under the terms of the Purchase Agreement, the Company paid cash consideration of $1,085 to the License Holder to acquire the retail cannabis store, inclusive of certain current assets and current liabilities. As the assets and liabilities of the retail cannabis store were already consolidated in these financial statements, the Purchase Agreement is accounted for by way of settling the redemption obligation balance and repaying the restricted cash balance outstanding on the purchase date, net of safe floats in the store which the Company purchased from the License Holder. The settlement reduced the outstanding redemption obligation on the Consolidated Statements of Financial Position to $nil with a net gain on fair value adjustments recorded to net earnings (loss) of $65 (2020 – net loss on fair value adjustments of $1,951). Upon purchasing the Ontario Retail Location, Nova obtained a Retail Operator License to be able to operate stores in the province of Ontario and obtained a Retail Store Authorization for this location and owns all rights pertaining to the store and its location.

12	Long-term debt

Long-term debt comprised the following:

		2021		2020
	Maturity date	Effective rate %	$	Effective rate %	$
Credit facility advance(a)	May 1, 2022	—	—	—	—
4.70% debentures(b)	January 31, 2022	—	—	6.89	76,710

			—		76,710
Unamortized deferred financing costs:
Credit facility(a)			—		(86)
Debentures(b)			—		(741)

			—		75,883

a)	Credit facility

The Company entered into a senior secured asset-based revolving credit facility (the “Credit Facility”) on May 1, 2019, with Canadian Imperial Bank of Commerce (“CIBC”) acting as the sole lender. The Credit Facility has a limit of $70.0 million, subject to the availability constraints of the borrowing base which is comprised of credit card balances in transit and liquor inventories, as defined in the credit agreement. The Company’s borrowing base as at December 31, 2021 was $59.0 million (2020 – $62.9 million). The Credit Facility includes an uncommitted $15.0 million borrowing availability expansion feature. The Credit Facility has a three-year term ending on May 1, 2022 and is secured by all of the Company’s assets.

Borrowings under the Credit Facility are available by way of Canadian prime rate advances plus 0%, bankers’ acceptances for Canadian dollar loans plus a spread of 1.25%, and Libor advances for US dollar loans plus a spread of 1.25% per annum. As at December 31, 2021, the interest rate applicable to borrowings on the Credit Facility was 2.45% (2020 – 2.45%).

Alcanna Inc. | 2021 Consolidated Financial Statements	31

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The Credit Facility does not contain financial covenants, provided the Company’s excess availability over the most recent 30-day period is equal to or greater than 10% of the calculated borrowing base. If the Company’s excess availability is less than 10% for any 30-day period, the Company will be required to maintain a springing fixed charge coverage ratio of 1.0:1.0. The Company’s excess availability was not less than 10% at any time during 2021 and 2020. The Credit Facility requires the Company to comply with certain non-financial covenants, including restrictions on the declaration and payment of dividends on the Company’s shares.

The Credit Facility is collateralized by various registrations and assignments including a general security agreement covering all present and after-acquired property of the Company and its affiliates and material subsidiaries, and an assignment of the Company’s insurance.

Financing costs related to obtaining the Credit Facility have been deferred and netted against the amounts drawn under the Credit Facility and are being amortized over the term of the Credit Facility as finance costs in the Consolidated Statements of Profit and Loss.

b)	Unsecured subordinated convertible debentures

4.70% Debentures
Balance at January 1, 2020	74,471
Interest accretion and amortization of transaction costs	1,498

Balance at December 31, 2020	75,969

Reduction in liability of debenture upon redemption	(77,600)
Interest accretion and amortization of transaction costs	1,656
Equity impact of redemption on 4.70% debentures	(25)

Balance at December 31, 2021	—

On September 29, 2016, the Company issued $67,500 of convertible unsecured subordinated debentures due January 31, 2022 (the “4.70% Debentures”). The underwriting syndicate exercised in full their over-allotment option on October 4, 2016, resulting in the issuance of an additional $10,125 aggregate principal amount of 4.70% Debentures at the same terms and conditions. The 4.70% Debentures are subordinated, unsecured obligations of the Company and bear interest at a rate of 4.70% per annum, payable semi-annually in arrears on January 31 and July 31 of each year, commencing July 31, 2017. The 4.70% Debentures are convertible at any time at the option of the holders into common shares of the Company at a conversion price (the “Conversion Price”) of $14.60 per share.

The 4.70% Debentures became redeemable on January 31, 2020. On or after January 31, 2020 and prior to January 31, 2021, the 4.70% Debentures were redeemable by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the volume-weighted average trading price of the common shares of the Company on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the Conversion Price. On or after January 31, 2021 and prior to the maturity date, the Company could, at its option, redeem the 4.70% Debentures, by way of cash payment or through the issuance of common shares, in whole or in part, from time to time at par plus accrued and unpaid interest.

Alcanna Inc. | 2021 Consolidated Financial Statements	32

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The value of the conversion feature, which was determined to be $4,193, net of $206 in transaction costs, was recorded as equity and a deferred income tax liability of $1,187 related to the conversion feature was recorded directly to the carrying amount of the equity component. The remaining $69,809, net of $3,417 in transaction costs, was recorded as long-term debt. The 4.70% Debentures are being accreted such that the liability will be equal to the face value of $77,625 upon maturity.

On May 4, 2021, the Company completed the redemption of its outstanding 4.70% Debentures which were scheduled to mature on January 31, 2022. The aggregate outstanding principal amount of the 4.70% Debentures was $77,600, and accrued and unpaid interest up to and including the redemption date was $930. Upon redemption, the conversion feature’s value was reduced to $nil and $3,006 was transferred to contributed surplus. Alcanna satisfied its obligation to pay the holders of the 4.70% Debentures in cash through available funds.

13	Finance costs

Finance costs comprise the following:

	2021 $	2020 $
Interest expense:
Long-term debt(i)	346	784
4.70% Debentures – coupon interest	1,236	3,648
4.70% Debentures – accretion costs(ii)	1,656	1,498
Accretion of lease liabilities	16,230	15,947

	19,468	21,877

(i)	Included in interest expense on long-term debt is amortization of deferred financing costs of $86 (2020—$259).
(ii)

Accretion costs on the 4.70% Debentures was recognized using the effective interest rate method. Accelerated accretion costs of $1,145 (2020 – $nil) were recognized due to the redemption of the 4.70% Debentures (note 12).

14	Fair value adjustments

Fair value adjustments recognized in the periods comprise the following:

	Fair value hierarchy	2021 $	2020 $
Derivative pro-rata warrant liabilities	Level 2	—	(140)
Warrant liabilities (note 17)	Level 2	(329)	—
Redemption obligation (note 11)	Level 3	(65)	1,951
Cash-settled share-based payment arrangements(i)		289	582

		(105)	2,393

(i)

Remeasurements of the liability relating to cash-settled share-based payment plans are recognized in fair value adjustments on the Consolidated Statements of Profit and Loss, however, are not subject to the fair value hierarchy disclosures of IFRS 13.

Financial instruments recognized on the Consolidated Statements of Financial Position at fair value are classified in a hierarchy based on the significance of the estimates used in their measurement (note 27).

Alcanna Inc. | 2021 Consolidated Financial Statements	33

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

15	Income tax

a)	Income tax expense

On May 28, 2019, the Alberta government substantively enacted Bill 3 to reduce the Alberta corporate tax rate from 12% to 8%. The rate was originally scheduled to be reduced from 10% to 9% on January 1, 2021 and then from 9% to 8% on January 1, 2022. Effective July 1, 2020, the Alberta corporate tax rate decrease was accelerated decreasing the rate to 8% on July 1, 2020.

b)	Reconciliation of effective tax rate

The tax on the Company’s loss before income taxes differs from the amount that would arise using the weighted average Canadian federal and provincial statutory tax rate applicable to the consolidated entities as follows:

	2021 $	2020 $
Loss before income taxes from continuing operations	(22,736)	(1,785)

Loss before income tax multiplied by the blended rate of Canadian corporate tax of 23.0% (2020 – 24.5%)	(5,229)	(437)
Increase (decrease) in income tax resulting from:
Non-deductible and non-taxable items	8,991	1,760
Impact of change in substantively enacted tax rates	92	8
Change in unrecognized deferred tax asset	1,470	(12,726)
Foreign exchange and other	—	(101)

	5,324	(11,496)

Income tax expense (recovery):
From continuing operations	5,324	(11,496)
From discontinued operations (note 5)	5,159	2,954

	10,483	(8,542)

Alcanna Inc. | 2021 Consolidated Financial Statements	34

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The following are the deferred tax balances recognized and movements therein during the current and comparative year:

	January 1, 2021 $	Charged to net loss from continuing operations $	Exchange differences & reclassification to discontinued operations $	December 31, 2021 $
Deferred tax assets
Goodwill	5,050	(4,152)	—	898
Issue and financing costs	164	59	—	223
Lease liabilities	7,921	(5,027)	—	2,894
Share based payments	240	(39)	—	201
Losses	7,468	1,160	(5,159)	3,469
Property and equipment	792	(689)	—	103

	21,635	(8,688)	(5,159)	7,788

Deferred tax liabilities
Intangible assets	3,998	(3,909)	—	89

	3,998	(3,909)	—	89

Net deferred tax asset	17,637	(4,779)	(5,159)	7,699

Alcanna Inc. | 2021 Consolidated Financial Statements	35

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

	January 1, 2020 $	Charged to net loss from continuing operations $	Exchange differences & reclassification to discontinued operations $	December 31, 2020 $
Deferred tax assets
Goodwill	9,363	(4,313)	—	5,050
Issue and financing costs	1,890	(1,726)	—	164
Lease liabilities	—	7,921	—	7,921
Inventory	43	(43)	—	—
Share based payments	1,094	(854)	—	240
Losses	—	10,321	(2,853)	7,468
Partnership income	6,516	(6,516)	—	—
Property and equipment	—	792	—	792

	18,906	5,582	(2,853)	21,635

Deferred tax liabilities
Intangible assets	4,166	(168)	—	3,998
Property and equipment	181	(181)	—	—

	4,347	(349)	—	3,998

Net deferred tax asset	14,559	5,931	(2,853)	17,637

The Company recognized deferred tax assets of $7,699 as at December 31, 2021 (2020 – $17,637), including $4,230 (2020 – $10,169) related to temporary deductible differences and $3,469 (2020 – $7,468) related to tax loss carryforwards. The tax loss carryforwards recognized encompass $3,469 (2020 – $2,342) related to Canadian non-capital losses and $nil (2020 – $5,126) of Canadian capital losses anticipated to be utilized on the disposition of British Columbia Operations (note 5).

The aggregate amount of Canadian non-capital loss carryforwards at December 31, 2021 is $45,165, which will begin to expire starting in 2034. The aggregate amount of Canadian non-capital loss carryforwards for which no deferred income tax asset has been recognized is $29,816 (2020—$nil) and relates to the Cannabis Operations segment where there is material uncertainty of future taxable earnings and the recognition of the asset is not supported.

The aggregate amount of Canadian capital loss carryforwards for which no deferred income tax asset has been recognized is $59,519 (2020 – $94,070). These Canadian capital losses carryforward indefinitely.

The Company has an unrealized loss of $70.2 million (2020—$nil) on its investment in Nova Cannabis Inc. If the loss is realized, it would be a capital loss deductible against any capital gains. An assessable temporary difference exists, but no deferred tax asset has been recognized as it is not probable that the temporary difference will reverse in the foreseeable future and it is not probable that there will be capital gains to offset these capital losses when realized.

The Company did not recognize $29,426 of deferred tax assets in 2021 (2020 – $28,434). The recovery of these assets is dependent on future taxable earnings being in excess of those arising from the reversals of existing taxable temporary differences. The amount of deferred tax assets not recognized has been calculated by comparing the deferred tax asset to the probable tax rate effected forecasted taxable income amounts for a five-year period subsequent to year end.

Alcanna Inc. | 2021 Consolidated Financial Statements	36

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The forecasted taxable income is extended to a total of five years, as it is the Company’s view that it is unable to conclude that estimated profitability is probable beyond five years. The Company’s forecasts are based on an analysis of the expected growth rates, historical and forecasted volume changes, growth rates and inflation rates. The key assumptions applied to assess the extent to which the deferred tax asset will be recognized include:

•	Forecasted sales increase of 0% for 2022, followed by sales growth increases of 2% in subsequent years; and

•	Forecasted gross margin consistent with historical results.

Material uncertainty of future taxable earnings of the cannabis segment exist due to the start-up phase of operations and uncertainty over the regulatory environment and process related to granting retail licenses.

The recognition of deferred tax assets is sensitive to changes in market conditions and assumptions utilized; therefore, actual results could have a material impact on the recoverability of the deferred tax asset in future periods. It is reasonably possible that changes to any of the Company’s key assumptions, and therefore forecasted taxable income, could be different than the Company’s expectations due to the inherent uncertainties in the forecast.

The Company will continue to assess the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjust the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws.

16	Share capital

a)	Authorized:

An unlimited number of voting common shares are authorized to be issued.

b)	Issued and outstanding:

	#	$
Balance – January 1, 2020	37,120,959	384,181
Shares issued to Ace Liquor Corporation (note 4)	2,927,928	13,000

Balance – December 31, 2020	40,048,887	397,181

Balance – January 1, 2021	40,048,887	397,181
Shares issued on settlement of equity-based compensation awards	117,252	203
Conversion of 4.70% Debentures	1,712	25
Shares repurchased and cancelled – substantial issuer bid(c)	(3,846,150)	(38,144)
Shares repurchased and cancelled – normal course issuer bid(d)	(95,558)	(948)

Balance – December 31, 2021	36,226,143	358,317

c)	Substantial Issuer Bid:

On May 12, 2021, the Company completed a Substantial Issuer Bid (“SIB”), by way of a modified Dutch auction, to purchase, for cancellation, the common shares of the Company (the “Common Shares”, or, the “Offer”). The Company purchased for cancellation 3,846,150 Common Shares at a purchase price of $7.80 per Common Share (the “Purchase Price”), for aggregate consideration of $30,000, being the maximum purchase price payable under the Offer. For the year ended December 31, 2021, the Company incurred transaction costs on the SIB of $372 which were recorded within contributed surplus. The Common Shares purchased under the Offer represented approximately 9.6% of the issued and outstanding Common Shares at the time the Offer was completed.

Alcanna Inc. | 2021 Consolidated Financial Statements	37

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

d)	Normal Course Issuer Bid:

On June 30, 2021, the Company received approval from the TSX to commence a Normal Course Issuer Bid (“NCIB”). The NCIB commenced on July 5, 2021, and will terminate on the earlier of July 4, 2022 and the date on which the maximum number of common shares that can be acquired pursuant to the NCIB have been purchased. Under the NCIB, the Company is authorized to purchase, for cancellation, up to 1,000,000 common shares, representing approximately 2.8%, of the 36,321,701 issued and outstanding common shares of the Company as at June 29, 2021. The Company is limited under the NCIB to purchasing no more than 44,479 common shares on any given day, subject to the block purchase exemption under the TSX rules.

95,558 common shares with a weighted average cost of $6.49 were repurchased and cancelled under the NCIB as at December 31, 2021.

e)	Aurora private placement:

On June 24, 2020, the Company and Aurora Cannabis Inc. (“Aurora”) completed a secondary offering (“the Aurora Secondary Offering”), pursuant to which a syndicate of underwriters agreed to purchase, on a bought deal basis, an aggregate of 9,200,000 common shares of the Company, held by an indirect, wholly owned subsidiary of Aurora (the “Selling Shareholder”), representing approximately 23% of the Company’s issued and outstanding common shares, at a price of $3.00 per share. No common shares of the Company were sold from treasury pursuant to the offering. Aurora also surrendered for cancellation 1,750,000 pro rata warrants previously issued. The fair value of the derivative pro rata warrant liabilities at the date of the transaction of $53 was recognized as income in the year ended December 31, 2020. Upon the successful closing of the Aurora Secondary Offering on June 24, 2020, neither Aurora nor the Selling Shareholder beneficially owned, controlled or exercised direction over any common shares of the Company.

17	Warrants

As at December 31, 2021, 2,244,987 (2020 – nil) warrants in Nova Shares were outstanding with a weighted average remaining life of 1.45 years (2020 – N/A), which includes both the warrants recorded in contributed surplus, and the performance warrants recorded in warrant liabilities. All outstanding warrants are exercisable as at December 31, 2021.

	Number of Nova Shares Issuable (#)	Weighted Average Exercise Price ($)
Warrants outstanding, January 1, 2021	—	—

Revalued as part of the Nova Transaction	1,373,880	$5.58
Granted	533,360	$3.00
Expired	(193,440)	$6.03
Performance multiplier adjustment – June 2018 Performance Warrants	531,187	$5.51

Warrants outstanding, December 31, 2021	2,244,987	$4.91

Alcanna Inc. | 2021 Consolidated Financial Statements	38

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Warrant reserve in contributed surplus

On March 22, 2021, in connection with closing of the Nova Transaction (note 4), Nova revalued 1,666,667 basic warrants originally issued on November 22, 2016 (“Basic Warrants”) by former YSS Corp. Under the terms of the warrant agreements, after adjusting for March 17, 2021 YSS. share consolidation (the “Share Consolidation”), each Basic Warrant could be exercised for 0.05449 of a Nova Share prior to the expiration date of November 22, 2021 at an exercise price of $6.61 per Nova Share. The Basic Warrants expired with none being exercised.

In addition, Nova granted 533,360 Agent Warrants on February 11, 2021 upon closing of the brokered private placement of subscription receipts as part of the Concurrent Financing (note 4) which became immediately exercisable as approved by Nova’s Board of Directors. Under the terms of the Agent Warrant certificates, each warrant can be exercised for one Nova Share, within 2 years from the grant date, at an exercise price of $3.00 per Nova Share. No Agent Warrants have been exercised as of December 31, 2021.

As the holders of the Basic Warrants will receive a fixed number of Nova Shares for each warrant when exercised, the warrants meet equity classification criteria under IFRS and have therefore, been measured at fair value on the Nova Transaction closing date and recorded to contributed surplus immediately. The Agent Warrants represent equity-settled share-based payments that were fully vested upon issuance and therefore, in accordance with IFRS, have been measured at fair value on the grant date and recorded to contributed surplus immediately.

These warrants were valued using the Black-Scholes Option Pricing Model. The significant assumptions applied in measuring the fair value of the warrants are as follows:

	Basic Warrants	Agent Warrants
Number of post Share Consolidation Nova Shares exchangeable for warrants	90,817	533,360
Nova Share price	$3.00	$3.00
Exercise price	$6.61	$3.00
Risk-free interest rate	0.14%	0.20%
Volatility	80%	80%
Remaining exercise life (years)	0.67	2.00

Fair value on closing of the Nova Transaction / date of issuance	$14	$653

Warrant liabilities

On March 22, 2021, in connection with closing of the Nova Transaction (note 4), Nova revalued three separate groups of performance warrants: (i) 19,496,666 performance warrants originally issued on June 28, 2018 (the “June 2018 Performance Warrants”); (ii) 2,166,769 performance warrants originally issued on December 18, 2018 (the “December 2018 Performance Warrants”); and (iii) 1,883,333 performance warrants originally issued on June 13, 2019 (the “June 2019 Performance Warrants”) by former YSS Corp.

The June 2018 Performance Warrants included vesting conditions which were met in prior years and therefore, are fully exercisable upon closing of the Nova Transaction. In addition, each June 2018 Performance Warrant included a performance incentive that entitles the warrant holders to additional common shares upon exercise provided that: (i) the 20-day volume weighted average trading price of Nova’s common shares (“Market Price”) equals or exceeds $1.05 on a pre-Share Consolidation basis at any time prior to the expiration date of the warrants, and (ii) certain non-market conditions are met, including that Nova’s common shares are listed on the facilities of a recognized stock exchange (other than the TSX Venture Exchange) at the time of exercise. The Market Price condition was historically

Alcanna Inc. | 2021 Consolidated Financial Statements	39

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

achieved by YSS Corp. prior to completion of the Nova Transaction, however, the non-market conditions were not met until Nova’s graduation to the TSX. As such, the fair value of the June 2018 Performance Warrants was initially recognized as a warrant liability, inclusive of a probability weighting associated with the performance incentive being met. Under the terms of the warrant agreements, after adjusting for the Share Consolidation, each June 2018 Performance Warrant can be exercised for 0.08174 of a Nova Share prior to the expiration date of June 28, 2023, at an exercise price of $5.51 per Nova Share. On July 15, 2021, Nova’s common shares graduated from the TSXV to the TSX and the non-market conditions required for the 1.5x performance multiplier were met. As a result, the June 2018 Performance Warrants were revalued, and the liability for this group of warrants was transferred to the warrant reserve in contributed surplus during the year ended December 31, 2021.

The December 2018 Performance Warrants became immediately exercisable upon issuance. Each performance warrant includes a performance incentive that entitles the warrant holders to additional common shares upon exercise provided that: (i) the Market Price equals or exceeds $1.05 prior to the Share Consolidation or $19.27 subsequent to the Share Consolidation at any time prior to the expiration date of the warrants, and (ii) certain non-market conditions are met, including that Nova’s common shares are listed on the facilities of a recognized stock exchange (other than the TSXV) at the time of exercise. Neither the Market Price condition nor the non-market conditions have been met. As such, the fair value of the December 2018 Performance Warrants was recognized as a warrant liability, inclusive of a probability weighting associated with the performance incentive being met. Under the terms of the warrant agreements, after adjusting for the Share Consolidation, each performance warrant can be exercised for 0.05449 to 0.08174 of a Nova Share (depending on whether performance conditions are met) prior to the expiration date of December 18, 2023, at an exercise price of $5.51 per Nova Share.

The June 2019 Performance Warrants were subject to the same terms and performance incentives as the December 2018 Warrants, with the exception of an expiry date of June 13, 2021. The June 2019 Performance Warrants expired with none being exercised. Nova reduced the liability for these warrants to $nil and recorded a fair value gain of $4 during the year ended December 31, 2021, to reflect the expiry.

Alcanna Inc. | 2021 Consolidated Financial Statements	40

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The active groups of performance warrants were valued using the Black-Scholes Option Pricing Model. The following significant assumptions were applied in measuring the fair value of the warrants on the Nova Transaction date:

	June 28, 2018 Performance Warrants	December 31, 2018 Performance Warrants	June 13, 2019 Performance Warrants
Number of post-Share Consolidation Nova Shares exchangeable for warrants	1,062,373	118,067	102,623
Performance multiplier	1.0x – 1.5x	1.0x – 1.5x	1.0x – 1.5x
Nova Share price	$3.00	$3.00	$3.00
Exercise price	$5.51	$5.51	$5.51
Risk-free interest rate	0.30%	0.34%	0.09%
Volatility	80%	80%	80%
Remaining exercise life (years)	2.27	2.74	0.23

Fair value on closing of the Nova Transaction ($)	1,406	121	4
Fair value gain for the year ended December 31, 2021 ($)	(285)	(40)	(4)
Transferred to warrant reserve in contributed surplus ($)	(1,121)	—	—

Fair value recorded as liability on December 31, 2021 ($)	—	81	—

As these performance warrants satisfy warrant liability classification under IFRS, subsequent changes in fair value each Consolidated Statement of Financial Position date are accounted for through net earnings (loss). Nova has recorded adjustments subsequent to the closing of the Nova Transaction to adjust the fair value of these performance warrants. For the year ended December 31, 2021, Nova recognized a fair value gain of $329 (2020 – $nil), inclusive of the gain recorded for the expiry of the June 2019 Performance warrants discussed above.

18	Stock options

On March 22, 2021, in connection with closing of the Nova Transaction (note 4), Nova revalued 2,620,000 stock options issued by former YSS Corp., comprised of 1,750,000 stock options issued on August 21, 2019 and 870,000 stock options issued on May 26, 2020. As a result of the change in control of former YSS Corp. that occurred upon completion of the Nova Transaction, the stock options revalued through the Nova Transaction became immediately exercisable. The stock options issued on August 21, 2019 can be exercised for 0.05449 of a Nova Share, after adjusting for the Share Consolidation, prior to August 21, 2024 at an exercise price of $6.51 per Nova Share. The stock options issued on May 26, 2020 can be exercised for 0.05449 of a Nova Share, after adjusting for the Share Consolidation, prior to May 26, 2025 at an exercise price of $3.21 per Nova Share. As the holders of stock options will receive a fixed number of Nova Shares for each option when exercised, the options meet equity classification criteria under IFRS and have therefore, been measured at fair value on the Nova Transaction closing date and recorded to contributed surplus immediately upon closing of the Nova Transaction. The grant-date fair value is not adjusted for subsequent changes in the fair value of these equity-classified options.

Alcanna Inc. | 2021 Consolidated Financial Statements	41

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

The stock options were valued using the Black-Scholes Option Pricing. The following significant assumptions were applied in measuring the fair value of the stock options on the Nova Transaction date:

	August 21, 2019 stock options	May 26, 2020 stock options
Number of post-Share Consolidation Nova Shares exchangeable for options	95,358	47,406
Nova Share price on March 21, 2021	$3.00	$3.00
Exercise price	$6.51	$6.21
Risk-free interest rate	0.45%	0.65%
Volatility	80%	80%
Remaining exercise life (years)	3.41	4.18

Fair value on closing of the Nova Transaction	$104	$82

As at December 31, 2021, 75,469 (2020 – nil) Nova Shares are issuable in exchange for outstanding stock options with a weighted average remaining life of 2.77 years (2020 – N/A). All outstanding options are exercisable as at December 31, 2021. The number of Nova Shares exchangeable, and weighted average exercise prices of the options are as follows:

	Nova Shares exchangeable for options (#)	Weighted average exercise price ($)
Outstanding, January 1, 2020	—	—
Outstanding, December 31, 2020	—	—
Outstanding, January 1, 2021	—	—
Revalued as part of the Nova Transaction (note 4)	142,764	5.41
Forfeited	(67,295)	4.81

Outstanding, December 31, 2021	75,469	5.95

Nova Shares exercisable as at December 31, 2021 and remaining weighted average contractual life is as follows:

Issuance date	Exercise price ($)	Nova Shares exchangeable for options (#)	Weighted average remaining contractual life (years)
August 21, 2019	6.51	62,664	2.64
May 26, 2020	3.21	12,805	3.40

19	Non-controlling interests

The following table provides summarized financial information for the Company’s subsidiary, Nova, that has a material non-controlling interest effective the date of closing of the Nova Transaction, before inter-company eliminations (presented at 100%). The Company had no subsidiaries with material non-controlling interests prior to closing of the Nova Transaction and therefore, has not provided comparative financial information. The Company does have subsidiaries with non-material non-controlling interests that are not presented in the following financial information.

Alcanna Inc. | 2021 Consolidated Financial Statements	42

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

a)	Nova summarized statement of financial position

2021 $
Current assets	21,091
Current liabilities	13,410

Current net assets	7,681
Non-current assets	97,605
Non-current liabilities	46,520

Non-current net assets	51,085

Net assets	58,766

Accumulated non-controlling interest	30,721

b)	Nova summarized statement of profit and loss

2021 $
Sales	134,364
Loss and comprehensive loss	(20,614)
Loss allocated to non-controlling interest(i)	(6,818)

(i)	The allocation of loss to non-controlling interests was calculated based on the loss recognized in the respective period subsequent to the Nova Transaction closing date.

c)	Nova summarized statement of cash flows

2021 $
Net cash used in operating activities	(9,978)
Net cash used in investing activities	(12,374)
Net cash provided by financing activities	31,442

Increase in cash	9,090

Alcanna Inc. | 2021 Consolidated Financial Statements	43

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

20	Earnings (loss) per share

Basic (loss) earnings per share from continuing operations attributable to equity shareholders was calculated by dividing the net earnings (loss) attributable to equity shareholders by the weighted average number of common shares outstanding for the year ended December 31, 2021 and 2020. Basic (loss) earnings per share are adjusted by the dilutive impact, if applicable, of interest savings on convertible debentures, and potential shares issuable in exchange for all equity-settled share based payment plans and convertible debentures to calculate the diluted (loss) earnings per share from continuing operations.

	2021	2020
Net (loss) earnings from continuing operations ($)	(28,060)	9,711
Loss from continuing operations attributable to non-controlling interests ($)	(6,709)	(127)

Net (loss) earnings from continuing operations attributable to equity shareholders ($)	(21,351)	9,838
Weighted average number of common shares outstanding – basic (#)	37,700,228	39,856,366
Effect of dilutive securities (#)
Convertible debentures	—	—
Equity-settled share-based payment awards	—	417,608

Weighted average number of common shares outstanding – diluted (#)	37,700,228	40,273,974
Basic (loss) earnings per common share from continuing operations ($)	(0.57)	0.25
Diluted (loss) earnings per common share from continuing operations ($)	(0.57)	0.24

Potential shares issuable in exchange for convertible debentures has been excluded for all periods, as their effect would have been anti-dilutive. Potential shares issuable in exchange for all equity-settled share-based payment awards have been included for the year ended December 31, 2020, and excluded for the year ended December 31, 2021, as the effect of these 935,984 units would have been anti-dilutive.

Basic and diluted earnings per share from discontinued operations and basic and diluted earnings per share are calculated using the same adjusted denominator as shown above.

21	Impairment, lease remeasurements and other costs by nature

	2021 $	2020 $
Acquisition related expense	1,175	—
Impairment of property and equipment	2,762	376
Reversal of historical impairment of property and equipment	(138)	(923)
Impairment of intangible assets	429	1,071
Reversal of historical impairment of intangible assets	—	(29)
Impairment of right-of-use assets	2,937	615
Reversal of historical impairment of right-of-use assets	(918)	(2,728)
Lease remeasurements	(3,794)	(2,864)

	2,453	(4,482)

The Company reviews the carrying value of its CGUs at each reporting period for indicators of impairment. The Company determined that its CGU’s are at the retail store level, and the carrying value of the CGU includes property and equipment, intangible assets, right-of-use assets, and lease liabilities. Upon completion of this review in both 2021 and 2020 it was determined the operating results of certain underperforming stores are an indicator of impairment. The Company completed impairment tests for each store location using a discounted cash flow method. The recoverable amounts were based on FVLCD using level 3 inputs (refer to note 27a for further discussion of each level). The significant assumptions applied in the impairment test are described below:

Alcanna Inc. | 2021 Consolidated Financial Statements	44

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

•

Cash flows: Estimated cash flows are based on forecasted EBITDA. The forecast is extended to the lessor of the remaining lease term, or up to a total of five years, based on an analysis of the industry’s expected growth rates, historical and forecast volume changes, and inflation rates. Management determined forecasted growth rates of sales based on past performance and its expectations of future performance for each location. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, contractual lease payments, and inflation. Sales and expenditure growth rates ranged between 2.0% and 10.0% (2020 – 2.0% and 7.0%).

•

Discount rate: The WACC was estimated to be 14.0% (2020 – 13.6%) and is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.

•

Long-term growth rate: Up to five years of cash flows have been included in the discounted cash flow models. Maintainable debt-free net cash flow beyond the forecast period is estimated to approximate the fifth-year cash flows increased by a terminal growth rate of 2.0% (2020 – 2.0%) and is based on the industry’s expected growth rates, forecast inflation rates and management’s experience.

Liquor Operations segment

As at December 31, 2021, the Company recorded impairment losses net of reversals of property and equipment of $1,080 (2020—$547 recovery), intangible assets of $nil (2020—$29 recovery) and right-of-use assets of $1,088 (2020—$2,113 recovery).

As at December 31, 2021, the Company recorded impairment losses of property and equipment of $1,218(2020 – $376) and right-of-use assets of $2,006 (2020—$615) relating to non-transferrable property and equipment at the identified underperforming locations. The impairment charge was based on actual results in the year and a decline in management’s projections for future performance of these locations based on current market expectations. Reversal of previously recorded impairment charges were recorded during the year to property and equipment of $138 (2020 – $923) and right-of-use assets of $918 (2020 – $2,728) related to stores where management’s forecasted sales and profitability increased due to a sustained improvement in operating results.

As at December 31, 2021, the Company did not identify any impairment or impairment reversals related to intangible assets in its liquor operating segment (2020 – $nil and $29, respectively). Reversal of previously recorded impairment charges to intangible assets recorded during 2020 related to retail liquor licenses where management’s forecasted sales and profitability of the underlying store location increased due to a sustained improvement in operating results.

Cannabis Operations segment

As at December 31, 2021, the Company recorded impairment losses of property and equipment of $1,544 (2020—$nil), intangible assets of $429 (2020—$1,071) and right-of-use assets of $931 (2020—$nil).

Impairment charges for property and equipment of $937 (2020—$nil) and right-of-use assets of $681 (2020—$nil) were recorded based on actual results in the year and a decline in management’s projections for future performance of certain underperforming locations based on current market expectations.

Alcanna Inc. | 2021 Consolidated Financial Statements	45

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Impairment charges for property and equipment of $607 (2020—$nil) and right-of-use assets of $250 (2020—$nil) were recorded for two stores acquired as part of the Nova Transaction (note 4) that the Company elected to close due to their close proximity to existing retail locations at the date of the Nova Transaction.

The Company recorded an intangible asset impairment charge of $429 (2020 – $1,071). The impairment loss was recognized due to a change in management’s forecasted sales, business plan of the Company and profitability as a result of increased competition in the Toronto, Ontario trade area related to this indefinite life intangible asset.

22	Share-based payments

The following summarizes the Company’s share-based payment plans:

	Cash settled	Equity settled
	Deferred Share Units(a)	Restricted Share Units(b)	Performance Share Units(b)
Outstanding, January 1, 2020	189,289	—	—
Granted	203,842	567,822	350,575

Outstanding, December 31, 2020	393,131	567,822	350,575

Outstanding, January 1, 2021	393,131	567,822	350,575
Granted	95,727	212,994	71,020
Settled / exercised	(46,765)	(225,479)	—
Forfeited	—	(6,453)	—

Outstanding, December 31, 2021	442,093	548,884	421,595

For the year ended December 31, 2021, the Company recognized compensation expense on equity-settled plans under the Company’s share-based award plans of $1,771 (2020 – $801) and compensation expense on cash-settled plans under the Company’s deferred share unit plan of $1,082 (2020 – $900). Compensation expenses on equity-settled and cash-settled plans are recognized within administrative expenses.

a)	Directors’ deferred share unit plan (“DSU”)

The Company has a DSU plan for members of the Company’s Board of Directors. Each DSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of the Company. The number of DSUs granted is determined on the volume weighted average price of the Company’s common shares on the five trading days immediately prior to the grant date. The fair value of the awards granted under the DSU plan is initially recognized as a compensation expense on the grant date. Fluctuations in the market value are recognized as a fair value adjustment in the period in which the fluctuations occur.

The awards are settled at the time when the participant ceases to be a Director of the Company. The Company intends to settle all DSUs in cash; however, wholly at its own discretion, the Company may settle the units with common shares either through the purchase of voting shares on the open market or the issuance of new shares from treasury.

Nova DSU Plan

For the year ended December 31, 2021, the Company recognized compensation expense on cash-settled plans under Nova’s DSU plan of $198 (2020—$nil) recorded within administrative expenses, relating to 58,348 (2020 – nil) DSUs granted in the year. Each DSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of Nova. No Nova DSUs were forfeited, cancelled, or settled during the years ended December 31, 2021 or December 31, 2020.

Alcanna Inc. | 2021 Consolidated Financial Statements	46

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

b)	Incentive award plan

In accordance with the Company’s incentive award plan, restricted awards (“RSUs”) and performance awards (“PSUs”) are granted at the discretion of the Company’s Board of Directors. The Company has the option, wholly at its own discretion, to settle awards with cash or in common shares of the Company. The Company intends to settle all awards in common shares.

Compensation expense for equity-settled awards is recognized over each tranche vesting period by increasing contributed surplus based on the number of awards expected to vest for the RSUs, and evenly over the cliff-vesting period by increasing contributed surplus based on the number of awards expected to vest for the PSUs. The number of awards expected to vest is reviewed at least annually with any adjustments being recognized in the period they are determined.

June 19, 2020 Grant

On March 27, 2020, the Company agreed to grant 567,822 RSUs and 350,575 PSUs to senior executives of the Company. Pursuant to the terms of the incentive award agreements, the RSUs and PSUs were granted as soon as practical upon expiry of all scheduled trading black-out periods on June 19, 2020. In accordance with the definition of ‘grant date’ under IFRS 2, the grant date for vesting purposes was determined to be March 27, 2020 as this is the date on which the Company and all relevant parties agreed to the terms of the incentive award agreements.

RSUs are subject to service conditions and PSUs are subject to both service and market conditions. Of the total RSUs granted, 217,242 vested over two years, one half on each of December 31, 2020 and December 31, 2021. The remaining 350,580 RSUs vest over three years, one-third on each of March 27, 2021, 2022, and 2023. The PSUs cliff-vest on March 27, 2023.

April 9, 2021 Grant

On March 25, 2021, the Company agreed to grant 161,369 RSUs and 71,020 PSUs to senior executives of the Company, and additional 51,625 RSUs to other members of management. Pursuant to the terms of the incentive award agreements, the RSUs and PSUs were granted as soon as practical upon expiry of all scheduled trading black-out periods on April 9, 2021. In accordance with the definition of ‘grant date’ under IFRS 2, the grant date for vesting purposes was determined to be March 25, 2021 as this is the date on which the Company and all relevant parties agreed to the terms of the incentive award agreements.

RSUs are subject to service conditions and PSUs are subject to both service and market conditions. Of the total RSUs granted, 141,974 vests over two years, one half on each of April 9, 2022 and April 9, 2023. The remaining 71,020 RSUs vest over three years, one-third on each of April 9, 2022, 2023, and 2024. The PSUs cliff-vest on April 9, 2024.

Nova 2021 Equity Incentive Plan

On June 22, 2021, Nova shareholders approved and ratified the 2021 Equity Incentive Plan. In connection with this approval, it is the intention of Nova to grant 494,000 restricted share units to certain members of the senior management team when Nova is next able to do so under the Equity Incentive Plan. As Nova has communicated its intention to these individuals, a shared understanding of the terms and conditions of the award was reached, and a cash-settlement feature exists in the event that restricted share units cannot be granted, Nova has recognized an expense and accrued liability. Under the terms and conditions of the award, 118,050 units will vest

Alcanna Inc. | 2021 Consolidated Financial Statements	47

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

as soon as practicable once the RSUs are awarded, followed by 118,050, 118,050, and 139,850 units scheduled to vest on March 22, 2022, 2023, and 2024, respectively. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of Nova. For the year ended December 31, 2021, the Company recognized compensation expense on cash-settled plans related to these units of $845(2020—$nil), recorded as selling and distribution and administrative expenses (refer to note 24 and 25). No Nova RSU units were forfeited, cancelled, or settled during the years ended December 31, 2021 or December 31, 2020.

23	Related party transactions

Compensation of key management personnel

The following transactions related to compensation of key management were carried out with related parties:

	2021 $	2020 $
Salaries and short-term benefits	4,804	5,430
Share-based payments	2,090	1,702

	6,894	7,132

Key management includes the directors and executive officers of the Company. These expenses are included in selling and distribution expenses and administrative expenses within the “Corporate and Other Reconciling Items” segment (note 28).

Other related party transactions

As discussed in note 16(e), on June 24, 2020, the Company and Aurora completed a secondary offering whereby the common shares of the Company held by Aurora, representing approximately 23% of the Company’s issued and outstanding common shares at the time, were sold to a syndicate of underwriters. As a result of the transaction, Aurora is no longer a related party of the Company, effective the date the secondary offering closed.

24	Selling and distribution expenses by nature

	2021 $	2020 $
Wages and employee benefits	55,861	52,229
Lease, premises costs and property tax	12,376	13,242
Merchant processing fees	5,115	5,172
Advertising and promotion	4,769	3,196
Maintenance, janitorial and operating supplies	4,134	3,578
Utilities	4,004	3,849
Security, alarm monitoring and armoured car service	2,852	3,217
Other	3,489	2,115

	92,600	86,598

Alcanna Inc. | 2021 Consolidated Financial Statements	48

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

25	Administrative expenses by nature

	2021 $	2020 $
Wages and employee benefits	15,980	14,546
Public company and advisory services	5,086	684
Legal and accounting fees	3,178	2,955
Information technology costs	2,676	2,934
Share-based payments	2,518	802
Insurance, supplies, subscriptions and other	1,931	1,651
Lease, premises costs and property tax	571	248
Severance costs	541	213
Travel	276	230

	32,757	24,263

26	Supplementary disclosure of cash flow information

a)	Changes in non-cash working capital items comprise the following:

	2021 $	2020 $
Receivables	684	160
Inventory	(7,792)	(8,727)
Prepaid expenses and deposits	1,892	4,821
Accounts payable and accrued liabilities	(11,819)	2,146
Income taxes recoverable	5,160	(1,483)

	(11,875)	(3,083)

Interest and income taxes paid are included in cash (used in) provided by operating activities in the Consolidated Statements of Cash Flows.

	2021 $	2020 $
Lease interest(i)	16,360	19,102
Interest paid(i)	2,095	4,189
Income taxes paid	—	—

Income taxes received	4,650	4,155

(i)

The above table is a supplement to the Consolidated Statements of Cash Flows and is inclusive of total interest paid attributable to continuing and discontinued operations. Income taxes received is entirely attributable to continuing operations. For the year ended December 31, 2021, lease interest of $129 (2020 - $3,155) and interest paid of $nil(2020 – $12) related to discontinued operations.

Alcanna Inc. | 2021 Consolidated Financial Statements	49

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

b)	Reconciliation of movement in liabilities to cash flows arising from financing activities:

	Credit facility advance $	Subordinated debentures $	Total $
Adjusted January 1, 2021	(86)	75,969	75,883

Changes from financing cash flows:
Proceeds and acquisitions from borrowings	21,376	—	21,376
Redemptions or repayments	(21,376)	(77,600)	(98,976)

Total repayment from cash flows	—	(77,600)	(77,600)

Accelerated accretion costs on redemption of 4.70% Debentures	—	1,145	1,145
Equity impact of redemption of 4.70% Debentures	—	(25)	(25)
Non-cash interest expense (note 13)	86	511	597

As at December 31, 2021	—	—	—

	Credit facility advance $	Subordinated debentures $	Total $
Adjusted January 1, 2020	10,498	74,471	84,969

Changes from financing cash flows:
Proceeds and acquisitions from borrowings	51,702	—	51,702
Redemptions or repayments	(62,545)	—	(62,545)

Total repayment from cash flows	(10,843)	—	(10,843)
Non-cash interest expense (note 13)	259	1,498	1,757

As at December 31, 2020	(86)	75,969	75,883

27	Financial instruments

Measurement of Financial Instruments

a)	Fair value hierarchy

Financial instruments recognized on the Consolidated Statements of Financial Position at fair value are classified in a hierarchy based on the significance of the estimates used in their measurement, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers of instruments between levels in the hierarchy.

Alcanna Inc. | 2021 Consolidated Financial Statements	50

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

b)	Financial instruments measured at other than fair value

Financial assets that are valued at other than fair value on the Consolidated Statements of Financial Position include cash and receivables. The carrying value less loss allowance of receivables approximates fair value due to the short-term nature of the instruments.

Financial liabilities that are valued at amortized cost are comprised of accounts payable and accrued liabilities, redemption obligations and long-term debt. The carrying value of accounts payable and redemption obligations approximates fair value due to the short-term nature of the instruments. Long-term debt has been recorded initially at fair value and subsequently at amortized cost using the effective interest method.

The carrying value of the credit facility advances approximates fair value, as the interest rate affecting this instrument is at a variable market rate.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument might fail to meet its obligations under the terms of the financial instrument. The Company’s financial assets that are exposed to credit risk consist primarily of cash and receivables. The Company’s cash consists of petty cash, store cash floats and cash held at large financial institutions in Canada. The credit risk associated with cash is minimized by ensuring cash is held with Canadian chartered banks. The company’s point-of-sale retail store operations do not give rise to significant accounts receivable amounts. As such, the Company is not subject to significant concentration of credit risk with respect to its customers. Risk associated with other receivables throughout the year is mitigated by credit management policies.

	2021 $	2020 $
Rebate and coupon receivables	182	543
Indirect taxes receivable	—	350
Retention receivable on sale of Alaska Operations (note 5)	—	1,194
Other non-trade receivables	1,335	1,173

	1,517	3,260

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as market prices change.

Interest rate risk

The Company is subject to cash flow interest rate risk as its credit facilities bear interest at variable rates. Due to the limited amount drawn on the Company’s credit facilities throughout both 2021 and 2020, and the fixed rate of interest prior to redemption of the Company’s 4.70% Debentures, an increase/decrease of 1.00% in market interest rates would result in a nominal decrease/increase in the Company’s finance costs, net earnings (loss), and net earnings (loss) per share.

The Company manages its interest rate risk through credit facility negotiations and by identifying upcoming credit requirements based on strategic plans.

Alcanna Inc. | 2021 Consolidated Financial Statements	51

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Foreign exchange risk

Prior to the disposition of the Alaska Operations on June 1, 2020 (note 5), a portion of the Company’s cash flows were realized in U.S. dollars and as such, fluctuations in the exchange rate between the Canadian dollar and US dollar had an impact on financial results. The Company’s foreign exchange cash flow exposure was limited to the payment of US intercompany management fees and interest charges up to June 1, 2020, which totalled $1,047 US in 2020 (2021 – nil). A 10% weakening or strengthening of the Canadian dollar against the US dollar with all other variables held constant would have resulted in a foreign exchange gain or loss of $105 as at December 31, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations as they come due. As well, the degree to which the Company is leveraged may reduce its ability to obtain additional financing for working capital and to finance its existing business and growth strategies.

To manage liquidity risk, the Company has historically renewed credit terms prior to maturity dates and maintains financial ratios that are conservative compared to financial covenants applicable to the credit facilities, when applicable. The business environment in which the Company operates has changed, as have the opportunities. In the past, the Company used a detailed consolidated cash flow forecast model to monitor its near and long-term cash flow requirements, supplemented with frequent evaluation of the financial covenants contained in its credit facility agreements. The Company has enhanced its capital management and liquidity monitoring to also consider its ability to borrow against its asset base, which balances the extent of capital investment against the available recourses, risks and rewards of such investments. This also assists the Company in optimizing its working capital and evaluating long-term funding strategies.

The Company maintains sufficient capital to meet financial obligations. Based on the remaining contractual maturities, the undiscounted cash flows of the Company’s financial liabilities, including interest payments are as follows:

	Current $	Non-current $
Accounts payable and accrued liabilities	24,955	—

Refer to note 9 for disclosure of the maturity analysis of contractual undiscounted cash flows related to the Company’s lease liabilities as of December 31, 2021.

A breakdown of the Company’s accounts payable and accrued liabilities is summarized below:

	2021 $	2020 $
Trade payables	5,274	11,339
Wages payable	10,230	10,245
Accrued liabilities	7,740	6,997
Indirect taxes payable	862	1,971
Nova share-based payment liability	821	—
Accrued interest	28	1,551

	24,955	32,103

Alcanna Inc. | 2021 Consolidated Financial Statements	52

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

As at December 31, 2021, the Company had $58,988 (2020 – $62,882) of undrawn capacity available under its existing credit facility which matures on May 1, 2022. Should the transaction referred to in note 29 be delayed, the Company would continue to manage it’s capital in a manner consistent with its approach in the past including assessing credit, issuing debt instruments, or issuing new common shares.

Capital management

The Company’s objective when managing capital is to ensure sufficient capital and capacity to support its operating activities and strategic growth plans, and to provide investors with reasonable returns. The Company views capital as the combination of its available cash, working capital credit facility and shareholders’ equity.

As at December 31, 2021 the Company’s existing capital resources are $101,796 (2020 – $123,767), which represents the cash on hand and undrawn credit facility at year end. The existing credit facility was established and structured to provide available capital based on previously experienced operating cash flows and related targets and benchmarks.

Management believes that the Company’s capital structure described above reflects the requirements of a company focused on growth, both through the development of new liquor and cannabis stores, acquisitions and other growth investments. Management will continue to monitor the adequacy of the Company’s capital structure and adjust it accordingly; additional changes could include new or additional credit facilities, issuing debt instruments, or issuing new shares.

There were no changes to the Company’s long-term objectives, policies or processes for managing capital from the prior fiscal year, however, in response to the COVID-19 pandemic, the Company’s short-term objectives have changed to increase focus on maintaining liquidity and a strong balance sheet and ensuring continued access to capital.

28	Operating segments

The Company operates within two reportable business segments: Liquor Operations and Cannabis Operations. Each segment is a distinct unit that offers different products and services, has separate management structures, and their own marketing strategies and brands. Segmentation is based on differences in the regulatory environments of Liquor Operations and Cannabis Operations and reflects the basis on which management measures performance and makes decisions regarding the allocation of resources. Subsequent to the Nova Transaction (note 4), the Cannabis Operations are reported within Nova, a separate publicly traded entity which is consolidated into these financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Corporate and other reconciling items include corporate administrative functions to support the Liquor and Cannabis segments.

Financial information regarding the results from continuing operations of each reportable business segment is included below. Performance is measured based on operating profit (loss) before depreciation, remeasurements and provisions and is included in the internal management reports that are reviewed regularly by the Company’s CODM and follow the organization, management and reporting structure of the Company. Operating profit (loss) before depreciation, remeasurements and other costs is one of the primary benchmarks used by management to evaluate the performance of its operating segments. A reconciliation of operating profit (loss) before depreciation, remeasurements and other costs to profit (loss) before income taxes, an earnings measure used in the Company’s Consolidated Statements of Profit and Loss, has been included in the table below.

Alcanna Inc. | 2021 Consolidated Financial Statements	53

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

	2021
	Liquor Operations $	Cannabis Operations $	Corporate and other reconciling items $	Consolidated $
Sales to external customers	591,908	134,364	—	726,272

Operating profit (loss) before depreciation, remeasurements and other costs	61,765	(3,637)	(25,198)	32,930
Depreciation and amortization	21,851	10,227	1,695	33,773
Impairment, lease remeasurements and other costs	(1,681)	4,134	—	2,453

Operating profit (loss)	41,595	(17,998)	(26,893)	(3,296)
Finance costs (note 13)	13,178	3,067	3,223	19,468
Net loss on foreign exchange from financing activities	—	—	77	77
Fair value adjustments (note 14)	—	(451)	346	(105)

Profit (loss) before income taxes from continuing operations	28,417	(20,614)	(30,539)	(22,736)

Other information
Expenditures for additions to property and equipment and intangible assets (i)	11,654	13,257	482	25,393

	2020
	Liquor Operations $	Cannabis Operations (ii) $	Corporate and other reconciling items (ii) $	Consolidated $
Sales to external customers	616,977	63,314	—	680,291

Operating profit (loss) before depreciation, remeasurements and other costs	62,643	5,746	(21,193)	47,196
Depreciation and amortization	22,161	5,709	1,160	29,030
Impairment, lease remeasurements and other costs	(4,221)	(92)	(169)	(4,482)

Operating profit (loss)	44,703	129	(22,184)	22,648
Finance costs (note 13)	14,076	1,895	5,906	21,877
Net loss on foreign exchange from financing activities	—	—	163	163
Fair value adjustments (note 14)	—	307	2,086	2,393

Profit (loss) before income taxes from continuing operations	30,627	(2,073)	(30,339)	(1,785)

Other information
Expenditures for additions to property and equipment and intangible assets (i)	4,809	2,978	1,095	8,882

(i)

Expenditures for additions to property and equipment and intangible assets differ from cash used in the purchase of property and equipment and intangible assets due to timing of cash payments compared to capitalization of assets.

(ii)	Comparative figures have been reclassified to conform with the current year’s presentations.

Alcanna Inc. | 2021 Consolidated Financial Statements	54

Alcanna Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of Canadian dollars except share data or unless otherwise specified)

Included within operating profit (loss) before depreciation, remeasurements and other costs of Cannabis Operations are the following:

	2021 $	2020 $
Gross margin	24,887	20,799
Selling and distribution expenses	20,638	11,467
Administrative expenses	6,448	1,586

Effective June 1, 2020 with the sale of the Alaska Operations (note 5), the Company holds no assets or liabilities, and has no sales from continuing operations attributable to geographical areas other than Canada.

29	Subsequent events

a)	SNDL Acquisition of Alcanna

On October 7, 2021, Alcanna entered into an arrangement agreement, which was subsequently amended on January 6, 2022 (collectively the “Arrangement Agreement”) with Sundial Growers Inc. (now SNDL Inc.) (“SNDL”) to complete a court-approved plan of arrangement under the Canada Business Corporations Act (the “SNDL Transaction”). Pursuant to the Arrangement Agreement, and the amended terms of the plan of arrangement, SNDL has agreed to acquire all of the issued and outstanding common shares in the capital of Alcanna (the “Common Shares”) from the Alcanna shareholders in exchange for 8.85 common shares in the capital of SNDL and $1.50 in cash per Common Share.

The SNDL Transaction was approved by Alcanna’s shareholders on January 7, 2022, and the final order was granted by the Court of Queen’s Bench of Alberta on January 18, 2022. The SNDL Transaction closed on March 31, 2022. Subsequent to the SNDL Transaction, SNDL extended an uncommitted revolving credit facility (the “Credit Facility”) to Alcanna. As of September 19, 2022, the Company has $29,200 drawn on the Credit Facility.

b)	Nova ATM Program

On July 22, 2022, Nova, the Company’s 63% owned subsidiary, announced the establishment of an at-the-market equity offering program (the “Nova ATM Program”) that allows Nova to issue up to $20,000 of common shares from treasury to the public at the discretion of Nova and subject to regulatory requirements. Any common shares sold through the ATM program will be sold at prevailing market prices when issued in ordinary broker’s transactions on the TSX, or another Canadian marketplace on which the common shares are listed, quoted, or otherwise traded. No common shares have been issued through the Nova ATM Program to date.

Alcanna Inc. | 2021 Consolidated Financial Statements	55